                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB



              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934



                                 MEGAWORLD, INC.
                 (Name of Small Business Issuer in its charter)


         Delaware                                        11-3118271
     -----------------------------------------------------------------------
         (State or other jurisdiction of                 (I.R.S. Employer
         incorporation or organization)                  Identification No.)


         6250 North Rosslyn Road, Houston, Texas         77091-3410
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         (Address of principal executive offices)        (Zip Code)


Issuer's telephone number:   (713)462-6906


Securities to be registered pursuant to Section 12(b) of the Act:


  Title of each class                       Name of each exchange on which
  to be so registered                       Each class is to be registered
        none
  -------------------                       ------------------------------

  -------------------                       ------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock $0.0001 par value
                         ------------------------------
                                (Title of Class)




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                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This Registration Statement contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this Registration Statement regarding the Company's financial position, future net revenues, net income, potential evaluations, business strategy and plans and objectives for future operations are "forward-looking statements." Although the Company believes that the assumptions upon which such forward-looking statements are based are reasonable, it can give no assurance that such assumptions will prove to be correct. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions, regulatory conditions, and competitive pricing pressures. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed elsewhere in this Registration Statement. All forward-looking statements in this Registration Statement are expressly qualified by the Cautionary Statements and by reference to the underlying assumptions that may prove to be incorrect.

         These forward-looking statements are commonly identified by the use of such terms and phrases as "intends," "estimates," "expects," "projects," "anticipates," "foreseeable future," "seeks," "believes" and "scheduled" and, in many cases, are followed by a cross-reference to "Risk Factors." Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW AND BUSINESS DEVELOPMENT

         MegaWorld, Inc.'s (the "Company" or "MegaWorld") principal revenue generating activities have been associated with its construction and fabrication of modular structures, primarily for the energy, transportation and telecommunications industries. The Company is developing its international telecommunications services business, which, if successful, will enable the Company to provide voice, fax, data and other communications service, through and over the Internet.

         The Company was incorporated in February 1989 as Nassau Ventures, Inc. ("Nassau"), a Delaware corporation. On February 3, 1997, Nassau acquired all the issued and outstanding shares of MegaWorld and in March 1997, Nassau changed its name to MegaWorld. In November 1998, MegaWorld acquired Total Building Systems, Inc. ("Old TBS") through a merger with Texas TBS, Inc., a wholly-owned subsidiary of MegaWorld ("Texas TBS") (the "Merger"). In consideration for the Merger, stockholders of Old TBS, including Charles D. McPhail, Old TBS's founder, President and Chief Executive Officer, and his designees received, in the aggregate, 21,939,780 shares of Common Stock $.0001 par value per share of the Company (the "Common Stock") and Mr. McPhail received a promissory note in the amount of $8,000,000 issued by the Company. See "Certain Relationships and Related Transactions." Texas TBS currently operates under the name Total Building Systems, Inc. ("TBS"). TBS designs and constructs modular buildings for the offshore oil and gas, transportation and telecommunications industries.

         MegaWorld's plans to conduct its telecommunications business through MegaWorld's Communications Division and through ITS Telephony, Inc. ("ITS"), a wholly-owned subsidiary organized March 3, 1998 to take advantage of deregulation in the telecommunications industry (collectively the "Communications Division"). The business objectives of the Communications Division include providing Voice over Internet Protocol ("VoIP")



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transportation of voice, data and multimedia services from the United States to select global destinations, many of which are initially planned to be in the Caribbean, Central and South America. To date, the Communications Division has not incurred any significant revenues or expenses.

         In April 1998, the Company acquired 40-year leasehold rights to Castello Torre Ratti, a 1,000-year-old castle near Milan, Italy (the "Castle") with the intention of developing weekly timeshare units in the Castle. The initial plans included the purchase and development of additional buildings, a golf course, tennis courts and a spa. The Company acquired its leasehold interest in the Castle from Michael Giamalvo, a director of the Company, for 1,000,000 shares of common stock and a $622,500 promissory note payable to Mr. Giamalvo. The Company formed a wholly-owned subsidiary, MegaWorld Leisure, Inc. ("MLI"), to develop the Castle. Pending receipt of sufficient funding to develop the Castle, the leasehold rights are being held for sale. See "Certain Relationships and Related Transactions."

BUSINESS OF THE ISSUER

         The Company currently derives substantially all of its revenue from TBS. TBS is a provider of modular structures manufactured for the energy, communications and transportation industries. Management believes that a substantial downturn in oil and gas development activities during the past 18 months has resulted in an oversupply of modular structure manufacturing capacity. As a result, management has decided to downsize its manufacturing capacity and consolidate all TBS operations into its single-lift facility in East Houston, Texas. Management is consolidating and de-emphasizing its manufacturing business in order to focus its resources on higher margin business, especially international telecommunications. Management believes that the Company will be able to take advantage of existing market dynamics to become a provider of VoIP and Internet telephony services to expanding markets, including the Caribbean and the countries of Central and South America.


A.       TOTAL BUILDING SYSTEMS, INC.

         The Business

         TBS is a five-year-old company with two manufacturing facilities in Houston, Texas, which primarily serves the oil and gas industry. The modular manufacturing facility, located at the Company's headquarters in Northwest Houston, is dedicated to products that can be shipped over land, primarily by tractor-trailer. The second facility, located on the Houston ship channel in East Houston, specializes in large products that must be shipped by marine transport. Both facilities have ready access to interstate highways.

         During 1999, TBS earned revenue primarily from customers in the energy industry and related service industries (approximately 85%) and from customers in the communications industry (approximately 10%). The remainder of TBS's business, approximately 5%, is derived from transportation and other economic sectors. TBS's principal products include steel fabricated modular structures and aluminum sandwich panel modular structures (primarily offshore crew quarters for drilling and production platforms), and manufactured concrete structures for the communications industry. All buildings are built to customer specifications and many are engineered and designed by TBS.

         Although TBS has relied on the energy industry and related service industries for the majority of its revenue, during its five years of operations it has not been dependent upon any single customer or group of related customers. TBS recognizes the cyclical nature of the oil and gas industry and is attempting to develop product lines that are not oil and gas dependent. See "Risk Factors -- Cyclical Industry; Potential Volatility in TBS's Revenue Stream." TBS has provided its lightweight aluminum panels and substructures for recreational products and the military.

         Steel, concrete, fiberglass, lightweight aluminum and prefabricated composite panels are the primary raw materials used for the Company's manufacturing process. TBS maintains a diversified base of suppliers through which it obtains its materials and components for its manufacturing process. The Company relies on a wide range of distributors and other suppliers, none of which represent more than 10% of TBS's yearly expenditures. Historically, the Company has found these sources to be stable and reliable. The Company has historically been able to secure adequate quantities of material of sufficient quality to support its operations.



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         Competition

         The modular structure manufacturing industry is characterized by relatively low barriers to entry and is highly competitive. Many of the Company's competitors are larger and better capitalized than the Company. Major competitors in the energy sector include Delta Engineering, Inc., Consafe Engineering (UK) Limited, Gulf Island Fabrication, Inc., Powell Electrical Manufacturing Company, Brown and Root Energy Services (a Division of Halliburton Company), and J. Ray McDermott, S.A. (a subsidiary of McDermott, Inc.). Major competitors in the communications sector include Matt Lavail, Inc., Dalworth Concrete Products, Inc. and Rohn Industries, Inc. Although the major area of competition is price, customers often require high performance products, precise specifications or rapid fabrication.

         TBS believes that its design and engineering capabilities enable it to compete in the energy sector where large contractors would otherwise award contracts to an engineering firm, rather than a manufacturer such as TBS. TBS believes that because of its relatively low overhead, it is often able to provide engineering services at a lower price than that of many engineering firms. However, oil and gas development activities during the past 18 months have decreased substantially. This lower activity level has resulted in substantial unused manufacturing capacity at TBS and throughout the industry. Because of these conditions, TBS is in the process of downsizing its manufacturing capability by consolidating all of its operations into one facility, its single-lift facility in East Houston.


B.       MEGAWORLD COMMUNICATIONS DIVISION

         The Business

         The primary objective of the MegaWorld Communications Division is to provide telecom, Internet and data network communications from the United States to international destinations. The Company also intends to offer certain services domestically but it has made development of its international business a priority. The Company's communications services are based on various methods of transmitting data through telephone lines ("circuit-switched") and by dividing the information into small "packets" that are individually routed primarily through Internet connectors ("packet-switched"). The Company integrates circuit-switched data transmissions with packet-switched technologies and markets its products and services to domestic and international wholesale communication providers, Internet service providers and telephone companies. To date, the Communications Division has incurred no significant revenues or expenses.

         In late 1999, the Company signed contracts for the provision of messaging services and local and long distance message transmission services with Sequel Communications, Inc. and WeCU, Inc. The Company has recently begun operations under both contracts.

         The Company has designed a core network of operations to accommodate not only circuit-switched telecommunications but also "real-time" (i.e., the operation of virtually simultaneous input and response) Internet communications and other packet-switched communications, through which the Company is able to provide the following services:

         o International Private Line Services: The Company offers private line services which provide customers dedicated data network access and Internet services to international locations. These services can be configured with standard telephone lines, private data circuits, or broadband ATM (Asynchronous Transfer Mode) connections. An ATM connection is a method of delivering multiple multimedia programs over a single communications channel in which the information is divided into small packets which are transmitted simultaneously to their destination via high-speed networks.

         o Messaging Services: The Company offers messaging services which allow customers to deliver voice mail, fax mail and e-mail messages to an e-mail address where messages can be displayed or played as an e-mail attachment. In addition, customers can retrieve the messages, including e-mail, by telephone and redirect them to any fax machine. These messaging services are available to service providers on a wholesale, private label basis.


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         o        International Long Distance: The Company offers
                  circuit-switched international long distance services to foreign communication service providers and telecommunication companies. The Company's circuit switches will connect the foreign third-party systems to the Company's international network to deliver long distance telephone services in foreign countries.

         o Telecommunication Site Design and Construction: The Company offers full telecommunication site planning and development services for international and domestic customers, including site location, construction, wiring plans, network design, and installation.

         o Internet Access: The Company intends to offer digital Internet access services to independent Internet service providers ("ISPs"), at an estimated cost savings of approximately 30-50% over their current providers. The Company's Internet access servers can be used for packet-switched voice over the Internet ("VoIP") and real-time multimedia transmission.

         o Web Site Services: The Company plans to offer dedicated and shared web hosting services, with full e-commerce support services available, including service support, hardware, software and Internet access.

         o On-line Data Storage: The Company plans to offer on-line data storage systems for real-time data back up or long term data archiving on tape and optical disk systems, which are located in secure data sites within the United States.

         In designing its core network, the Company incorporated the most advanced data network technology available, including ATM core network packet switches that can support up to 2.5 gigabytes of data transfer per second, IP (Internet Protocol Routers), fiber optic cables, and satellite communication networks. The Company currently purchases its network servers from Sun Microsystems, its system software from Oracle and its data network provider services from Level 3 Communications, Inc. ("Level 3"). The Company maintains its network servers and much of its other network equipment under co-location agreements with Level 3, which provides worldwide telecommunications access for the Company.

         Most telecommunications providers and all wireless communications providers operate under Signaling System number 7 software ("SS7"), which controls the dialing and routing of connections. The Company's network also uses servers with SS7 technology, which enables the Company to effectively communicate with both traditional cable and wireless network systems. This allows the Company's network to integrate with the communications networks of other telecommunications providers and to take advantage of the same network efficiencies as the large network providers, thus reducing access time and costs.

         The Company's network operation site and main facility are located in Hackensack, New Jersey, where the Company leases approximately 5,000 square feet for computer and network operations. In addition, the Company maintains its main data center for servers and will provide data services at this location. The Company selected this location because many VoIP, data network and communications service providers are located in the Northern New Jersey area.

         The Market

         Recent expansion of the Internet has increased the demand for international and domestic communication services and networks. The Communications Division currently focuses its business development efforts on the Caribbean and Central and South America, and is currently providing its services within Costa Rica and the U.S.

         Each of the Company's target markets is undergoing significant expansion driven by expanding markets. "Trends in the U.S. International Telecommunications Industry," Federal Communications Commission, August 1998 ("1998 FCC Report"). The Company believes that the demand for new communication services is very high and supports capital investment in each of the markets. Further, the Company believes that these markets are undergoing


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a fundamental shift in communication usage, driven by the Internet, data networks and cost efficiencies of new technologies.

         The Federal Communication Commission ("FCC") has estimated the demand for telephone services in the Company's target market to be in excess of $4.9 billion annually. See The 1997 Annual Report of the FCC on Section 43.61 International Traffic Data ("The 1977 FCC International Traffic Report"). The FCC estimated that the demand for international private line telephone communication services between the United States and international destinations within the Company's target market, driven primarily by increased data networking and Internet usage, was $137 million. See The 1997 FCC International Traffic Report. In addition, International Data Corporation ("IDC"), a leading technology research firm, estimates that the domestic and international demand for Internet access, and digital service connections that are VoIP-enabled, will grow at a compounded average growth rate of 81% through the year 2003, obtaining a projected market value of $7.7 billion. See "Remote Access and VoIP-enabled RAS Market Review and Forecast, 1996-2003", IDC Report #177747, December 1998.

         New services in telecommunications, the Internet and data communications require a high degree of technology expertise, which is very expensive to maintain on a company-by-company basis. The Company plans to market its products and services through shared resource and wholesale distribution channels which will allow private labeling of services by the Company's customers. The Company expects its customers will establish and maintain brand names for their products and services which are unique to their companies. The Company believes that in many cases, its customers would rather purchase these services from the Company than build the products and perform the services themselves.

         Competition

         The international telecommunications business is highly competitive. According to The 1997 FCC International Traffic Report, the major competitors include (i) American Telephone and Telegraph Company ("AT&T") (ii) MCI WorldCom, Inc. ("MCI"), and (iii) Sprint, Inc., which collectively account for over 90% of the international "Message Telephone Service" revenues within the Company's target market. Numerous smaller telecommunications companies also compete with the Communications Division. Competition in this area generally focuses on price, service, warranty and product performance. The remaining market share contains many smaller carriers with no significant individual market share. In the Caribbean, for example, 12% of the telecommunications traffic (measured by connection minutes) is carried by all other communication companies. In South America, that number is 6%. As demand for telecommunications services grows in this region, the Company believes it has an opportunity to capture significant business.

GOVERNMENTAL REGULATIONS, ENVIRONMENT, HEALTH AND SAFETY

A.       TOTAL BUILDING SYSTEMS, INC.

         Many aspects of TBS's operations are subject to governmental regulation, including regulation by the U.S. Coast Guard, the Department of Transportation and the Occupational Safety and Health Administration as well as by private industry organizations. The Coast Guard and the Department of Transportation set safety standards for the design and operation of offshore platforms. In addition, the Company currently depends on the demand for its products and services from the oil and gas industry and therefore, the Company's business is affected by the laws and regulations, as well as the changing taxes and governmental policies relating to the oil and gas industry generally.

         The Company must comply with state building code regulations applicable to factory-built buildings which vary from state to state. Many states have adopted codes that apply to the design and manufacture of factory-built buildings, such as those manufactured by the Company, even if the units are manufactured outside the state and delivered to a site within that state's boundaries. Generally, obtaining state approvals is the responsibility of the manufacturer. Some states require certain customers to be licensed in order to sell or lease factory-built buildings. Additionally, certain states require a contractor's license from customers for the construction of the foundation, building installation, and other on-site work when this work is completed by the customer. The Company believes it has obtained all permits, licenses and certificates necessary to the conduct of its business.



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         The Company's operations with respect to TBS are subject to a variety of federal and state environmental regulations relating to the use, generation, storage, treatment, emission and disposal of hazardous materials and wastes and noise pollution. For example, the Company is subject to air quality and emissions regulations with respect to certain types of paint used in its manufacturing process. Although the Company believes that its manufacturing operations involve relatively little hazardous materials and that the Company is currently in material compliance with applicable environmental regulations, the failure of the Company to comply with present or future regulations could result in fines being imposed on the Company, potential civil and criminal liability, suspension of production or operations, alterations to the manufacturing process, or costly cleanup or capital expenditures. To date, the Company has not incurred any material costs in complying with such laws and regulations and although it does not anticipate that costs of compliance with such regulations will have a material affect on its future expenditures, earnings or competitive position, it us unable to predict the ultimate cost of compliance with environmental laws and enforcement policies.

         The Company's operations are also governed by laws and regulations relating to workplace and worker health, primarily the Occupational Safety and Health Act and the regulations promulgated thereunder. The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. In addition to government regulation, various private industry organizations such as the American Welding Society and the American Petroleum Institute, promulgate technical standards that must be adhered to during the course of the Company's fabrication operations.



B.       COMMUNICATIONS DIVISION

         FCC Regulation of Telecommunications

         The Communications Division is subject to varying degrees of federal, state, local and international regulation. The Communications Division is subject to regulation by the Federal Communications Commission ("FCC"). The FCC requires the Company to obtain authority under Section 214 of the Communications Act of 1934, as amended (the "Communications Act") and imposes certain other obligations on carriers providing international telecommunication services. These include the obligation to file at the FCC and to maintain tariffs containing the rates, terms and conditions applicable to their services; to file certain reports regarding international traffic and facilities; to file certain contracts with correspondent carriers; to disclose affiliations with foreign carries and significant foreign ownership interests; to pay certain regulatory fees based, among other things, upon the carrier's revenues and ownership of international transmission capacity.

         The Company has obtained a global Section 214 authority from the FCC to use, on a facilities and resale basis, various transmission media for the provision of international switched and private line services. The FCC reserves the right to condition, modify or revoke Section 214 authorizations and impose fines for violations of the Communications Act or the FCC's regulations, rules or policies promulgated thereunder, or for violations of the clear and explicit telecommunications laws of other countries that are unable to enforce their laws against call reorigination.

         In addition to the general common carrier principles, the Company is also required to conduct its facilities-based international business in compliance with the FCC's International Settlements Policy (the "IS Policy"), or an FCC approved alternative settlement arrangement. The IS Policy requires U.S. telecommunications carriers to pay nondiscriminatory rates for the termination of international traffic in foreign countries. It was developed to prevent foreign monopoly carriers from playing U.S. carriers against each other to the disadvantage of U.S. carriers and U.S. ratepayers in the form of higher rates for the completion of international calls originating in the U.S. The IS Policy governs the permissible arrangements between U.S. carriers and their foreign correspondents to settle the cost of terminating traffic over each other's networks, the rates for such settlement and permissible deviations from these policies. As a consequence of the increasingly competitive global telecommunications market, the FCC has adopted a number of policies that permit carriers to deviate from the IS Policy under certain circumstances that promote competition.

         In May 1999, the FCC issued an order exempting competitive carriers and specified competitive routes from the IS Policy. Specifically, the FCC's May 1999 Order eliminated the IS Policy for arrangements with non-dominant foreign carriers (i.e., those that lack market power) and for arrangements with any carrier, dominant or non-dominant,




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on routes deemed "competitive" by the FCC. However, the FCC has not qualified any countries within the Company's target market for relief from the FCC's IS Policy and associated filing requirements.

         In December 1996, the FCC adopted a policy that made it easier for international carriers based in the United States to obtain authority to route international public switched voice traffic to and from the United States outside of the traditional settlement rate and proportionate return regimes. In August 1998, the FCC proposed to modify its rules to make it easier for U.S.-based international carriers to engage in alternative traffic routing.

         World Trade Organization Agreement

         In February 1997, the United States entered into a World Trade Organization Agreement (the "WTO Agreement") that is designed to have the effect of liberalizing the provision of switched voice telephone and other telecommunications services in scores of foreign countries over the next several years, including many countries located in the Company's target market. The WTO Agreement became effective in February 1998. In light of the United States commitments to the WTO Agreement, the FCC implemented new rules in February 1998 that liberalize existing policies regarding (1) the services that may be provided by foreign-affiliated U.S.-based international common carriers, including carriers controlled or more than 25 percent owned by foreign carriers that have market power in their home markets, and (2) the provision of alternative traffic routing. The new rules also make it much easier for foreign-affiliated carries to enter the United States market for the provision of international services.

         In August 1997, the FCC adopted mandatory settlement rate benchmarks intended to reduce the rates that United States carriers pay foreign carriers to terminate traffic in their home countries. The FCC also prohibits a United States carrier affiliated with a foreign carrier from providing facilities-based service to the foreign carrier's home market until and unless the foreign carrier has implemented a settlement rate at or below the benchmark. The FCC also adopted new rules that will allow switched services over private lines to WTO member countries on routes where 50% or more of the traffic billed to U.S. customers is being terminated in the foreign country at or below the applicable settlement rate benchmark, or where the foreign country's rules concerning provision of international switched services over private lines are deemed equivalent to United States rules. In 1999, the FCC's benchmark rules were upheld in their entirety by the U.S. Court of Appeals for the D.C. Circuit.

         The Company is unable to predict the full effect on the international telecommunications market resulting from the WTO Agreement or the rules enacted to implement its provisions or the establishment of mandatory settlement rate benchmarks. These changes are expected to increase competition in the telecommunications market. These changes may result in lower settlement payments by the Company to terminate international traffic, however, there is a risk that the payment that the Company will receive from inbound international traffic may decrease to an even greater degree. The implementation of the WTO Agreement may also make it easier for foreign carriers with market power in their home markets to offer United States and foreign customers end-to-end services to the disadvantage of the Company. The Company, meanwhile, may continue to face substantial obstacles in obtaining from foreign governments and foreign carriers the authority and facilities to provide such end-to-end services. There can be no assurance that these events would not have a material adverse effect on the Company's business, financial condition or results of operations.

         Under the terms of the WTO Agreement, each of the signatories has committed to opening its telecommunications market to competition, foreign ownership and to adopt measures to protect against anticompetitive behavior, effective January 1, 1998. Although the Company plans to obtain authority to provide service under current and future laws of those countries in its target market that are parties to the WTO Agreement, or, where permitted, provide service without government authorization, there can be no assurance that foreign laws will be adopted and implemented which will provide the Company with effective practical opportunities to compete in these countries. Moreover, there can be no assurance of the nature and pace of liberalization in any of these markets. The Company's inability to take advantage of such liberalization could have a material adverse affect on the Company's ability to expand its services as planned.



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         Internet Telephony

         The use of the Internet to provide telephone service is a relatively recent development. If the FCC were to determine that certain services are subject to FCC regulations as telecommunications services, the FCC noted that it may find it reasonable to require Internet service providers to make universal service contributions, pay access charges or to be subject to traditional common carrier regulation.

         To the Company's knowledge, there are currently no domestic laws or regulations that prohibit voice communications over the Internet. Several efforts have been made to enact federal legislation that would either regulate or exempt from regulation services provided over the Internet. State public utility commissions may also retain jurisdiction to regulate the provision of intrastate Internet telephony services, and could initiate proceedings to do so. A number of countries that currently prohibit competition in the provision of voice telephony have also prohibited Internet telephony. Other countries permit but regulate Internet telephony. If Congress, the FCC, state regulatory agencies, foreign governments or supranational bodies begin to regulate Internet telephony, there can be no assurances that any such regulation will not materially adversely affect the Company's business, financial condition or results of operations.

EMPLOYEES

         As of February 29, 2000, the Company and its subsidiaries had a total of 32 full-time employees and no part-time employees. The employees of the Company are not subject to collective bargaining agreements and the Company believes relations with employees are good.

RISK FACTORS

         In addition to the other information contained herein, the following factors should be considered carefully by any person considering an investment in the Company.

         Recent Losses; Need for Additional Capital. The Company incurred losses of $2,413,831 for the nine months ending September 30, 1999 and $601,589 for the year ended December 31, 1998 and negative cash flows of $343,443 and $1,970,922 from operating activities for the same periods, and had a working capital deficit of $8,858,941 and stockholders' deficit of $3,880,072 at September 30, 1999. As a result of these losses the Company's working capital position and ability to generate sufficient cash flows from operations to meet its operating and capital requirements has deteriorated. These matters raise substantial doubt about the Company's ability to continue operations without a significant infusion of working capital from outside sources. The Company has relied upon its majority stockholder to fund its cash requirements in the past, however, this stockholder has no obligation to continue to fund the necessary cash requirements in the future. See "Management's Discussion and Analysis or Plan of Operation."

         Cyclical Industry; Potential Volatility in TBS's Revenue Stream. TBS's market is currently focused on the oil and gas industry. Although TBS intends to reduce its reliance on the offshore oil and gas industry, over 80% of its revenue in the year ended December 31, 1999, was received from customers in that industry. The oil and gas industry has traditionally been cyclical and is characterized by severe and unpredictable price changes which can lead to even more volatile changes in capital spending programs of oil and gas producers. Oil and gas prices and the level of capital spending have varied substantially recently, resulting in significant fluctuations in demand for the Company's products and services. For example, during the last quarter of 1998, the price for a barrel of West Texas Intermediate ("WTI") hit an historic low of $10.42 per barrel. During the first two quarters of 1999, prices remained low. Prices at such levels dissuade companies involved in the exploration and production of crude oil from further investment in such activities. Severe reduction in capital spending programs materially and adversely affect TBS because prospective orders for engineering and fabrication services performed by TBS may be postponed or discarded as a direct result. In some cases, existing orders are canceled. While the price per barrel for WTI has rebounded in the second half of 1999, surpassing $30 per barrel on February 29, 2000, and while the general forecast is favorable due to production curtailments among OPEC and other oil producing nations, there can be no assurance that market conditions dissimilar to the final quarter of 1998 and the first two quarters of 1999 will continue. See "Total Building Systems, Inc. -- The Business" and "Management's Discussion and Analysis or Plan of Operation."

         Volatility of Stock Price . The Common Stock will be subject to significant fluctuation in response to variations in operating results of the Company, investor perceptions of the Company, supply and demand, interest rates, general economic conditions and those specific to the industry, developments with regard to the Company's activities, future financial condition and management. In recent years, the Company's Common Stock has been listed on the NASD Over-the-Counter Bulletin Board ("OTCBB") under the symbol MEGW. On February 9, 2000, the Company's Common Stock was removed from listing on the OTCBB until such time as this registration statement both becomes effective and is amended in response to SEC comments. Trading in the Company's Common Stock will be reported in the National Quotation Bureau's Pink Sheets until its Common Stock is again listed on the OTCBB. There can be no assurance that the market will provide significant liquidity for the Company's Common Stock. As a result, an investment in the Company's Common Stock may be highly illiquid. Investors may not be able to sell their shares readily or at all when the investor needs or desires to sell. Furthermore, under current provisions of Regulation T adopted by the Board of Governors of the Federal Reserve System, so long as the market price of MegaWorld Common Stock is less than $5.00 per share and the Common Stock is traded in the over-the-counter market, the Common Stock is not marginable and it is unlikely that a lending institution would accept the Company's Common Stock as collateral for a loan.

         Applicability of Low-Priced Stock Risk Disclosure Requirements . The shares of the Common Stock will be considered low-priced securities in the United States under rules promulgated under the Exchange Act. Under these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low-priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer and obtain specific written consent of the customer, and provide monthly account statements to the customer. The likely effect of these restrictions will be a decrease in the willingness of broker-dealers to make a market in the Common Stock, decreased liquidity of the Securities and increased transaction costs for sales and purchases of the Common Stock as compared to other securities.

         Significant Leverage and Debt Service Requirements. To provide necessary working capital, the Company may incur additional outstanding indebtedness. The level of the Company's indebtedness could have several important effects on the Company's future operations, including among others,
(i) its ability to obtain additional financing for working capital, acquisitions, capital expenditures, general corporate and other purposes may be limited, (ii) a portion of the Company's cash flow from operations may be dedicated to the payment of interest on its indebtedness, thereby reducing funds available for other purposes and (iii) the Company's leverage could make it more vulnerable to economic downturns. The Company's ability to meet its debt service obligations and reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to the success of its business strategy, general economic conditions, industry cycles, interest rates, and financial business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's business will generate sufficient cash flow from operations to meet its debt service requirements and the payment of principal when due, and if the Company is unable to do so, it may be required to sell assets, to refinance all or a portion of its indebtedness, or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained.

         Limited Operating History; Investment Barriers to Market Entry . The Company currently derives most of its revenue through its TBS subsidiary, which has an operating history of approximately five years. MegaWorld's Communications Division, however, has conducted operations for only a few months although the Company has been developing its international telecommunications business since March 1998. In order for the Communications Division to succeed, the Company will need to invest significant additional resources, including time and money, in the construction of the Communications Division's facilities-based network in the Caribbean and in Central and South America. Construction of this infrastructure is expected to cost from $1.8 to $2 million per year over approximately a two year period. In addition, because of the pace of deregulation in these markets, the Communications Division must act quickly to ensure it is not overtaken by existing competitors and new market entrants. There can be no assurance that (i) the Company will be able to fund investment costs, (ii) the Communications Division will successfully implement any of its plans in a timely and effective manner or (iii) that the Communications Division will be able to generate significant revenues or operate profitably.

         Competition. The Company is aware of a number of competitors that will compete directly with the Company's products and marketing concepts and those of its subsidiaries. There can be no assurance that the Company will be able to overcome the competitive disadvantages it will face with the limited capital available. If the Company cannot compete effectively it will not succeed. See "Total Business Systems, Inc. - Competition" and "MegaWorld Communications Division - Competition".

         Governmental Regulations The Company is unable to predict the full effect on the international telecommunications market resulting from current and proposed regulations of the United States, the WTO Agreement and the countries in which the Company intends to do business. The Company may face substantial obstacles in obtaining authority and facilities to provide its services and conduct its business from foreign governments and foreign carriers. See "Governmental Regulations, Environment, Health and Safety - Communications Division."

         Contract Terms and Renewals. TBS has derived a substantial majority of its revenues from contracts to provide engineering and fabrication services for clients in the oil and gas industry. These contracts have varying terms, and most are turn-key contracts for one-of-a-kind projects which, upon completion, will not be renewed. The continued success of the Company is subject to the ability of TBS to extend (if and where applicable) and win new contracts for engineering and fabrication services. In addition, the Communications Division currently has only a few significant contracts to provide communication services over its proposed facilities-based data network, most of which have one or two year terms, with renewal options. The Communications Division faces risks of expiration and/or non-renewal of these contracts. The Communications Division's continued success will also depend on its ability to win contracts and to renew and extend (if and where applicable) such contracts.

         Potential Issuance of Additional Common Stock and Class A Common Stock. The Company is authorized to issue up to 98,808,259 shares of Common Stock, each carrying one-twentieth (1/20) of one vote, of which 40,200,706 shares are currently outstanding. The Company is also authorized to issue up to 1,191,741 shares of Class A Common Stock $0.0001 par value (the "Class A Stock"), each carrying one vote. No shares of Class A Stock are currently issued and outstanding. To the extent it is authorized, the Board of Directors of the Company will have the ability, without seeking stockholder approval, to issue additional shares of Common Stock and Class A Stock in the future for such consideration as the Board of Directors may consider sufficient. The issuance of additional Common Stock and Class A Stock in the future will reduce the proportionate ownership and voting power of the Common Stock. The Company is currently not authorized to issue any preferred stock.

         Dependence on Key Employees and Senior Management. The Company's ability to achieve its growth strategy is dependent in large part upon the efforts of its senior management, particularly Charles D. McPhail, the Company's President and Chief Executive Officer. The loss of the services of Mr. McPhail could have a material adverse effect on the Company. Certain of the Company's officers and directors, in addition to Mr. McPhail, have significant experience in the communications and modular building industries which will be important to the Company's success. As the Company continues to expand, its business strategy will become increasingly dependent upon its ability to recruit and retain qualified personnel and senior management, competition for which is expected to be fierce. There can be no assurance that the Company will continue to recruit and retain a sufficient number of qualified personnel and senior management. The inability to successfully recruit and retain such persons could materially and adversely affect the Company's ability to staff its facilities and to successfully implement its growth strategy.

         Control by Existing Management and Stockholders. The existing officers and directors beneficially own 23,448,780 shares of Common Stock and control in the aggregate 58.3% of the votes of all shares of Common Stock and, if acting in concert, may be able to exercise control over the Company's affairs, elect the entire Board of Directors and control the outcome of any matter submitted to a vote of the Company's stockholders. See "Security Ownership of Certain Beneficial Owners and Management."

         Insurance. The Company carries general liability, comprehensive property damage, workers' compensation and other insurance coverages that management considers adequate for the protection of the Company's existing assets and current operations. There can be no assurance, however, that the coverage limits in such policies will be adequate as the Company expands its operations. A successful claim against the Company in excess of its insurance coverage could have a material adverse effect on the Company.

         Limited Liability of Officers and Directors . The Company has adopted provisions to its Certificate of Incorporation and Bylaws which limit the liability of its officers and directors and provides for indemnification by the Company of its officers and directors to the full extent permitted by the Delaware General Corporation Law ("DGCL"). The Company's Certificate of Incorporation generally provides that its officers and directors shall have no personal liability to the Company or its stockholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, acts specified in the DGCL, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit the stockholders' ability to hold officers and directors liable for breaches of fiduciary duty, and may require the Company to indemnify its officers and directors.

         Cumulative Voting and Pre-emptive Rights . There are no pre-emptive rights in connection with the Company's Common Stock or Class A Stock. Cumulative voting in the election of directors is not permitted. Accordingly, the holders of a majority of the shares of Common Stock and Class A Stock (if and when issued), present in person or by proxy, will be able to elect all of the Company's Board of Directors. See "Description of Securities."

         Dividends . The Company does not currently intend to pay cash dividends on its Common Stock and does not anticipate paying such dividends at any time in the foreseeable future. The Company will follow a policy of retaining all of its earnings, if any, to finance development and expansion of its business.


REPORTS TO SECURITY HOLDERS

         Prior to the filing of this Registration Statement, the Company had not been subject to the reporting requirements of the Securities Exchange Act of 1934 and had not filed any reports with the SEC. The public may read and copy any materials the Company files in the future with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company intends to file all required reports with the SEC electronically. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. This site is available at http:/www.sec.gov. If the Company is not required to deliver an annual report to security holders, the Company intends to voluntarily send an annual report to its security holders, which report will include audited financial statements.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

                           FORWARD LOOKING STATEMENTS

         This management discussion contains certain forward-looking statements as identified by the use of words like "expects", "believes", and "anticipates" and other similar phrases. Such statements reflect management's current view of future financial performance based on certain assumptions, risks and uncertainties. If any assumptions, risk or uncertainty factors change, such changes may have a material impact on actual financial results. The Company is under no obligation to revise any forward-looking statements contained herein, which are as of the date hereof. Readers are cautioned to not place undue reliance on any forward-looking statements contained in this discussion, which speak only as the date hereof.

OVERVIEW

         The Company currently derives substantially all of its revenue from TBS. The Company intends to provide integrated communications services to international and domestic customers through the Communications Division, which has not incurred any significant revenues or expenses to date.

         MegaWorld has experienced net losses during the last two years of operations and expect those losses to continue into the first half of year 2000, and possibly thereafter.

         The Company's primary business efforts in year 2000 will focus on the development of its Communication Division. The Communications Division has begun to secure contracts with customers and suppliers. The contracts generated revenue during the fourth quarter of 1999. Management expects to report profits from the Communications Division by the second half of 2000.

         The Company's business was organized and began operations in January, 1995 as Old TBS. Effective November 11, 1998, Old TBS merged with and into Texas TBS, a wholly-owned subsidiary of MegaWorld , with Texas TBS as the surviving corporation. Texas TBS changed its name to Total Building Systems, Inc. ("TBS") immediately following the merger. Pursuant to Staff Accounting Bulletins issued by the SEC relating to business combinations, this transaction was accounted for as a reverse merger acquisition with Old TBS as the acquiring entity for financial accounting purposes. The transaction was accounted for as a purchase under GAAP with the losses of MegaWorld included since the date of the Merger and the TBS equity recapitalized with MegaWorld shares to reflect the reverse merger acquisition. Therefore, the financial statements of the Company for periods prior to November 11, 1998 are the financial statements of Old TBS, not MegaWorld. In addition, in 1999, the Company changed its fiscal year end from December 31 to September 30.

         The Company currently derives most of its revenue from TBS. TBS revenues were $7.6 million for the 9 months ended September 30, 1999 and $17.4 million in 1998. Currently, less than 15% of all revenue is from non-energy related industries. TBS dependence on the oil and gas industry has subjected it to market fluctuations which have been and may continue to be volatile. See "Total Building Systems, Inc - Business." TBS's business objective is to continue to diversify with a goal to generate more than 50% of its revenues from outside the energy sector by the year 2002. The Company's business plan also includes significant revenues generated in future periods from the development of the Communications Division.

         Developing the business of the Communications Division has required significant capital resources and time. The Company has been unable to meet much of these capital requirements. As a result, Mr. McPhail has loaned significant money to the Company to support its operations and the development of the Communication Division's VoIP business. See "Liquidity and Capital Resources" and "Certain Transactions."

OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

         The Company incurred losses of $2,413,831 for the nine months ending September 30, 1999 and $601,589 for the year ended December 31, 1998 and negative cash flows of $343,443 and $1,970,922 from operating activities for the same periods, and had a working capital deficit of $8,858,941 and stockholders' deficit of $3,880,072 at September 30, 1999. As a result of these losses the Company's working capital position and ability to generate sufficient cash flows from operations to meet its operating and capital requirements has deteriorated. These matters raise substantial doubt about the Company's ability to continue operations without a significant infusion of working capital from outside sources. The Company has relied upon its majority stockholder to fund its cash requirements in the past, however, this stockholder has no obligation to continue to fund the necessary cash requirements in the future.

         The Company has been recently involved in discussions with several entities as potential sources for the necessary working capital and a possible investment in, or purchase of TBS. As of September 30, 1999, $513,000 of such funds had been raised. There can be no assurance that these discussions will result in the sale of TBS or that additional funds will be generated by this process. Management believes a total of $10 million will be needed to support proposed operations reflected in the current business plan.

         The Company's gross profit from operations, contract revenues less cost of contract revenues, was $1,980,234 and $4,089,757 for the nine months ending September 30, 1999 and the year ending December 31, 1998, respectively.

This is a gross profit percentage of 26.02% and 23.50% for the respective periods. The increase in gross profit margins in 1999 is attributable to cost cutting efforts by the Company. General and administrative expenses were 46.75% and 24.59% respectively. The increase in the percentage of general and administrative expenses for 1999 is a reflection of the lower revenue reported for 1999. The average monthly general and administrative expense for 1999 was approximately $395,000 compared to $356,000 for the 12 months of 1998, a 9.75% increase. Average monthly contract revenues were approximately $845,000 for 1999 compared to $1,450,000 for 1998, a 41.71% decrease.

         At December 31, 1998, as a result of the reverse merger, the Company had a note payable to the Chairman of the Board and majority stockholder in the principal amount of $8,000,000 bearing interest at the London Interbank Offered Rate ("LIBOR") plus 2% (8.035% at December 31, 1998) (the "Acquisition Note"). This note was converted into capital in September, 1999. This amount has been reflected as an increase in capital of the Company. Interest expense increased $425,630 in 1999 over the 1998 period, primarily due to the accrual of interest on the Acquisition Note. The interest expense related to the Acquisition Note for the nine months of 1999 was $482,102 and for the two months of 1998 was $94,982.

         Net loss and loss per share were $2,413,831 and $0.08, respectively, for 1999 compared to $601,589 and $0.03, respectively, for 1998. The loss increased $1,812,242 or 301.2% primarily as a result of lower contract revenues brought on by the decline in oil and gas exploration and production spending in the last 18 months.

THREE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 1998

         The Company incurred losses of $294,583 for the three months ended December 31, 1999 and $67,883 for the three months ended December 31, 1998. The Company, however, had positive cash flows from operating activities of $116,109 and $1,105,657 in the respective three month periods. The positive cash flows in the interim periods are primarily attributed to timing of performance and completion of certain large construction contracts.

         Revenues were $1,437,848 for the three months ended December 31, 1999 and were $4,619,844 for the three months ended December 31, 1998. The decline in revenues is directly attributable to the decline in the market the Company serves. The gross profit for the respective three month periods was 39.67% and 33.25%, respectively. These profit percentages are higher than the fiscal year results due to timing of more profitable jobs in these two interim periods. The higher margin for the three months ended December 31, 1999 is primarily attributable to cost cutting measures employed by the Company late in 1999 necessitated by the aforementioned market decline.

         General and administrative expenses have been reduced significantly late in 1999 as is evidenced by the approximate 43% reduction is from $1,305,331 in the three months ended December 31, 1998 to $738,182 in the three months ended December 31, 1999. The Company has consolidated numerous functions and incurred staff reductions and is consolidating operating locations, which translates to lower general and administrative expenses. The Company does not anticipate any significant restructuring charges in connection with this consolidation.

         Interest expense has decreased from $298,545 in the three months ended December 31, 1998 to $126,799 in the three months ended December 31, 1999 primarily due to the conversion of the $8,000,000 note payable to a principal stockholder that was outstanding approximately two months in 1998, which was converted to equity in September 1999, and was, therefore, not outstanding in the three months ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's principal cash requirements to date have been to fund working capital and to service its debts. Because revenue from operations has been inadequate to completely fund these requirements, the Company has supplemented its revenue from operations with proceeds from its private offerings of securities, loans from the Chairman and extensions of credit from vendors in order to meet its working capital requirements. The Company anticipates that as revenue from the Building Division and the Communications Division increases, the Company will be able to satisfy all of its funding requirements for operations from such revenue.

         Accounts receivable are primarily derived from payments due to the Company by customers. As revenues increase, the Company expects working capital requirements to increase. Standard billing cycles for TBS's customers are as follows: 30% due upon placement of order; 20% due when buildings are erected; 20% due when electrical and plumbing are installed; and 30% due upon completion. The Company expects to experience similar billing cycles for future business.

         The Company has entered into a revolving loan in an amount not to exceed $1,000,000 with Compass Bank (the "Revolving Loan"), with Charles D. McPhail as guarantor. The Revolving Loan was due on August 31, 1999. The Company and Compass Bank are discussing extension terms. Pursuant to the Revolving Loan Agreement, the Company must maintain a tangible net worth of at least $1,500,000, which the Company has failed to do. The Revolving Loan provides for an interest rate of prime rate plus one-half percent (0.5%) per annum and is collateralized by the Company's Accounts, General Intangibles, Inventory and all proceeds, products, additions to substitutions for and accessions thereof. In connection with the Revolving Loan, the Company and Charles D. McPhail agreed to subordinate a $397,610 note held by Charles D. McPhail as lender to the Company. See "Certain Relationships and Related Transactions. As of December 31, 1999, the Company had borrowed $1,000,000 under the Revolving Loan.

         The Company has entered into revolving loans with Mr. McPhail, JoyVer Investments, LLC, and Mr. Giamalvo up to the maximum amounts of $600,000, $600,000 and $200,000, respectively. As of December 31, 1999, the outstanding balance on each loan was $40,250, $594,738 and $185,003, respectively. In addition, TBS has entered into a revolving loan with Mr. McPhail up to the maximum amount of $600,000 with an outstanding balance of $297,419 as of December 31, 1999. Each of these loans is payable on demand and carries an interest rate of 6%. See "Certain Relationships and Related Transactions".

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company maintains offices in Houston, Texas and Hackensack, New Jersey. TBS operates from two locations in Houston, Texas, however, management has decided to consolidate all of TBS's operations into a single facility, in East Houston, in an effort to downsize its manufacturing capacity. The Communications Division operates from Hackensack, New Jersey. In addition, the Company's MLI subsidiary owns leasehold rights to Castello Torre Ratti near Milan, Italy.

         The Company's heavy fabrication/single-lift facility of TBS is located in East Houston, with deep water access to Houston's ship channel. The facility is comprised of approximately 9,000 square feet of office space, 20,000 square feet of covered fabrication area, 10,000 square feet of protected receiving dock area and 72,000 square feet of covered raw storage area. The property is subject to a lease at $23,160 per month, terminating on January 31, 2003, with five (5) one-year renewal options thereafter. The location has significant stabilized acreage and can accommodate virtually any size heavy fabrication project or up to nine individual projects simultaneously. The fabrication area is equipped with two overhead cranes and the necessary machinery and equipment required to compete in the heavy steel fabrication business.

         The modular manufacturing facility of TBS is located in Northwest Houston and has approximately 5,000 square feet of office space and 130,000 square feet of covered fabrication area. The property is subject to a mortgage in the principal amount of $3,765,000. The covered fabrication area is equipped and serviced by 10 overhead cranes. In addition to the cranes, the facility has the necessary equipment to support significant steel, aluminum and concrete fabrication. In order to provide turn-key modular fabrication solutions, the location is equipped with paint facilities, carpentry and mill shop and facilities for tradesman in crafts such as welding, electrical and plumbing. The work produced by the specialized trades enables TBS to produce custom products and achieve delivery without delay from subcontractors. The Company is considering the sale of this facility and has consolidated all plant operations previously conducted at the facility into its East Houston single-lift facility.

         The Communications Division currently leases office space in Hackensack, New Jersey. The monthly rent is $2,750 per month until July 31, 2000; $3,000 per month thereafter until July 31, 2001; and $3,250 per month after July 31, 2001, until termination on July 31, 2002. In addition, the Communications Division must reimburse the landlord for real estate taxes which are approximately $10,000 per year. The Communications Division has the option of extending the lease for one year at a rental rate of $3,750 per month. Hackensack is a key location for the

Communications Division because of the concentration of VoIP, data network, and telecommunications service provider companies located in the Northern New Jersey area.

         In April 1998, MegaWorld purchased all of the outstanding capital stock of Castello Ratti Enterprises Srl ("CRE"), an Italian corporation which holds a leasehold interest in Castello Torre Ratti, a 1,000-year-old castle near Milan, Italy. The lease provides for an annual rental of US$47,923, subject to increase based on increases in the U.S. consumer price index, to be paid in monthly installments. The initial term of the lease is for 25 years, renewable by the tenant for another 25 year term, with a rent adjustment for inflation. The lease has a remaining term, including extensions, of approximately 40 years.

         The Company acquired the 40-year leasehold interest to develop weekly timeshare units in the Castle. In connection with the timeshare development, the Company may purchase and develop additional buildings, a golf course, tennis courts and a spa. To date, the Company has sold no units. The Castle currently has several renovated rooms, a kitchen and a dining hall. The Castle is currently rented to a management team that uses the facilities for children's camps, including a riding stable, and hosting of dinners and various social events. Pending receipt of sufficient funding to develop the Castle, the Castle is being held for sale. Because the Castle is a unique property, there is no readily ascertainable competition for the Company's proposed timeshare plans or for the current use of the property. See "Certain Relationships and Related Transactions."

         The Company believes that its properties are adequately insured and the Company has no present intention of making further investments in real estate, real estate mortgages or persons involved in real estate activities, except as described above; however, the Company may change this policy at any time without a vote of stockholders.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of February 29, 2000 as to
(i) each person known by the Company to own beneficially more than 5% of the presently outstanding Common Stock; (ii) each director of the Company; and (iii) all directors and officers of the Company as a group.


                                                      COMMON STOCK
                                      ------------------------------------------
        NAME AND ADDRESS OF                NUMBER OF
          BENEFICIAL OWNER                  SHARES
          ----------------                  OWNED(1)                   PERCENT
                                            -------                    -------
Charles D. McPhail(2)                      19,400,780                   48.3%
15411 Fawn Villa
Houston, TX 77068

JoyVer Investments, LLC(3)                 13,975,000                   34.8%
15411 Fawn Villa
Houston, TX 77068

Michael Giamalvo(4)                         4,048,000                   10.1%
119 Northgate Circle
Melville, NY 11747

Lynn R. McPhail(5)                          5,035,000                   12.5%
15411 Fawn Villa
Houston, TX 77068

Lori Lynn McPhail                           2,945,000                    7.3%
15411 Fawn Villa
Houston, TX 77068

Lisa Marie McPhail                          2,945,000                    7.3%
3313 Marcedonia Dr.
Plano, TX 75025

All officers and directors as a            23,448,780                   58.3%
group ( 2 persons)

-------------
(1) Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the shares of Common Stock beneficially owned.
(2) Includes 2,235,000 shares of Common Stock owned by Mr. McPhail jointly with Lynn R. McPhail, 13,975,000 shares owned by JoyVer Investments, LLC, and 2,800,000 shares owned by Lynn R. McPhail; does not include 2,945,000 shares owned by Lori Lynn McPhail, and 2,945,000 shares owned by Lisa Marie McPhail, the adult daughters of Charles D. McPhail, as to which Mr. McPhail disclaims beneficial ownership.
(3) CLM Partners, Ltd., a family partnership for the Charles D. McPhail family, owns JoyVer Investments, LLC. Charles D. McPhail is the general partner of CLM Partners, Ltd.
(4) Includes 500,000 shares of Common Stock owned by Mr. Giamalvo's spouse, for which Mr. Giamalvo is the beneficial owner.
(5) Includes 2,235,000 shares of Common Stock owned by Lynn R. McPhail jointly with Charles D. McPhail. Lynn R. McPhail is the wife of Charles
         D. McPhail.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth certain information concerning the Company's executive officers and directors. The number of directors consists of such number as may from time to time be fixed by the Board of Directors. Presently, there are two directors. Directors are elected at the annual meeting of the stockholders, and hold office until the earlier to occur of (i) the election of a successor at the next meeting of the stockholders, (ii) the director's resignation, and (iii) the director's removal. See "Description of Securities - Common Stock." All officers of the Company are elected annually by, and serve at the discretion of, the Board of Directors.


     Name                      Age    Position
     ----                      ---    --------

     Charles D. McPhail....... 56    Chairman of the Board, President, Chief Executive
                                     Officer and Secretary
     George S. Dinsdale....... 45    President and Chief Operating Officer,
                                     Communications Division
     Michael Giamalvo......... 59    President, MegaWorld Leisure, Inc. and Director


         Charles D. McPhail has held his current position with the Company since November 11, 1998 when the Company acquired Old TBS. Prior to November 11, 1998, Mr. McPhail served as President and Chief Executive Officer of Old TBS, which he founded in 1995. Mr. McPhail has held the position of Chairman and Chief Executive Officer of Texas Steel Conversion, Inc. ("Texas Steel") since 1990; prior to that date and beginning in October 1984, Mr. McPhail served as Texas Steel's President and Chief Executive Officer. Prior to joining the management team at Texas Steel, Mr. McPhail held various management positions at Triangle Industries, Inc. and General Cable Corporation.

         George S. Dinsdale has over 16 years of telecommunications and computer telephony experience, much of it in management positions. Mr. Dinsdale has served as President and Chief Operating Officer of MegaWorld's Communications Division since April, 1999. From December, 1992 until March, 1999, Mr. Dinsdale served as Vice President of Linkon Corporation. From January, 1991 to November, 1992, Mr. Dinsdale served as Director of Sales for RMC Research; from 1989 to 1991, Mr. Dinsdale served as National Accounts Manager for Centigram Corporation; and from 1987 to 1989, Mr. Dinsdale served as Eastern Regional Manager of Voice Automation Products for New York Octel Communications. From 1982 to 1987, Mr. Dinsdale served as Branch Manager (New York and New Jersey) for US Sprint Communications, Inc. Mr. Dinsdale holds a Bachelor of Science degree in Business Administration and Economics from Loyola College/Concordia University in Montreal, Quebec, Canada.

         Michael Giamalvo is an entrepreneur, financial consultant, and real estate developer. He has served as a director of the Company since 1988 and has served as Chief Executive Officer of MLI since 1998. Prior to joining the Company, Mr. Giamalvo was the owner of CRE, the tenant and operator of the leasehold interest in the Castle since 1990. See "Certain Relationships and Related Transactions." From 1980 to 1992, Mr. Giamalvo owned and operated various restaurants and sports entertainment centers. From 1968 until 1988, he served as General Agent Manager and Keyman at Monarch Life Insurance Company. Mr. Giamalvo studied accounting and brokerage procedures at St. Johns University and the National School of Business Institute of N.Y.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth information with respect to all forms of compensation paid or accrued by the Company and its subsidiaries to or on behalf of the Company's Chief Executive Officer and each of the most highly compensated executive officers and directors of the Company for the periods indicated below.

                                       ANNUAL COMPENSATION

                                     FISCAL
    NAME AND PRINCIPAL POSITION      YEAR(1)   SALARY ($)
    ---------------------------      -------   ----------
    Charles D. McPhail - President    1999       146,154
    and Chief Executive Officer       1998       167,307
                                      1997        89,423
    Charles F. Hicks - Vice           1999        91,346
    President, Chief Financial        1998             -
    Officer and Treasurer(2)          1997             -
    George S. Dinsdale - President    1999        73,269(3)
    and Chief Operating Officer       1998             -
    (Communications Division)         1997             -

--------------------
(1) Represents fiscal years ended December 31, 1997, December 31, 1998 and the nine months ended September 30, 1999.
(2)      Mr. Hicks resigned from each of these positions in December 1999.
(3)      Includes $4,800 annual car allowance.


EMPLOYMENT AGREEMENTS

         Old TBS entered into an employment agreement with Charles D. McPhail on September 1, 1996, which was assumed by the Company pursuant to the terms of the Merger Agreement between Texas TBS and Old TBS (for purposes of this paragraph, the "Employment Agreement"). The Employment Agreement is for an initial term of five years (renewing automatically thereafter for additional five year periods until canceled) and provides for an annual base salary of $200,000, payable in equal semi-monthly installments of $8,333.33. In addition, Mr. McPhail is entitled to an unspecified commission on quarterly net profits. The Company may not terminate the Employment Agreement, except for cause, on less than five years prior written notice to Mr. McPhail. Mr. McPhail may cancel the Employment Agreement on 30 days' prior written notice to the Company. See "Certain Transactions."

         Effective March 1, 1998, the Company and Michael Giamalvo, a director of the Company, entered into an employment agreement pursuant to which Mr. Giamalvo is to develop and coordinate the marketing of the timeshare units in the Castle (for purposes of this paragraph, the "Consulting Agreement"). The Consulting Agreement provides for a base salary of $50,000 per year plus a performance-based bonus based on the increase in assets, profits and other criteria determined by the Board of Directors. Additional consideration was paid to Mr. Giamalvo upon execution of the Consulting Agreement in the amount of 400,000 restricted shares of the Company's Common Stock. The Company is also obligated to pay Mr. Giamalvo a 10% commission on the sale of each timeshare interest in the Castle. The initial term of the Consulting Agreement is two years, and shall continue thereafter, renewing daily. Termination following the initial two year term is effective upon three months' written notice by either party. See "Certain Transactions."

         Effective June 22, 1998, MLI entered into an employment agreement with Kenneth Miller pursuant to which Mr. Miller serves as President of MLI. The employment agreement is for an initial term of three years, expiring July 31, 2001 and renewing automatically for additional one-year terms unless canceled in writing by the Company or by MLI. Compensation under the employment agreement is $96,000 per annum, paid semi-monthly, with an additional $2,000 per month (to be paid retroactively beginning on the effective date) upon the sale of the first 100 timeshare units in the Castle. In addition, Mr. Miller is to be paid two and one-half percent of gross sales from timeshare units in the

Castle. Furthermore, Mr. Miller received an option to purchase 400,000 shares of Common Stock at an exercise price of $3.50 (adjusted downward as sales increase until, at 100% achievement of the sales target for timeshare units in the Castle, the exercise price per share of Common Stock will be equal to $.01). The employment agreement contains other terms and conditions usual and customary for employees in like positions. See "Certain Relationships and Related Transactions."

         Effective April 1, 1999, the Company entered into an employment agreement with George S. Dinsdale pursuant to which Mr. Dinsdale shall serve as President of the Communications Division of the Company. The employment agreement is for an initial term of three (3) years with an option to renew for one (1) years. The Employment Agreement provides that Mr. Dinsdale shall receive a base salary of $150,000 per year plus an incentive bonus of $50,000, or 1/2% of the pre-tax profits of the Communications Division during the calendar year 1999, whichever is greater, and during each of the next three (3) years, 1/2% of the pre-tax profits for each respective calendar year. The Employment Agreement also provides for the grant of options to acquire 100,000 shares of common stock for each of the four (4) years from 1999 through 2002 and of 200,000 shares for year 2003, all of which shall have a three (3) year exercise period from the date of grant. The option price for the years 1999, 2000, 2001 and 2002 and beyond is the market price on April 1, 1999, $2.00, $1.00 and $.0001, respectively. In addition, Mr. Dinsdale is entitled to an additional stock option at the end of each calendar year based on the pre-tax performance of the Communications Division, the amount of which will be determined by dividing the December average stock price into the reported pre-tax profit and the price of which will be the average price of the last trade each day for the month of December. The employment agreement also grants to Mr. Dinsdale an $800 per month car allowance plus expenses for tolls, parking and other business expenses related to normal business activity. The employment agreement contains a 12 month non-competition provision. See "Certain Transactions."


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following agreements, with values exceeding $60,000, exist between or among the Company and either (i) any executive officer, director or director nominee of the Company, TBS or the Communications Division, (ii) any holder of 5% or more of the voting stock of the Company, or (iii) any member of the immediate family of any director or officer as outlined above:

         Lease Assignment and Castle Funding Agreement. Effective April 21, 1998, Michael Giamalvo, a director of the Company, transferred his 100% interest in CRE, which held that certain Tenancy Agreement in respect of the Castle (with a remaining leasehold term of approximately 42 years), to be held in escrow for the Company in exchange for 1,000,000 shares of the Company's Common Stock and $622,500 ($50,000 of which was paid by the Company within 30 days of closing, the remaining $572,500 of which was evidenced by a promissory note (the "Castle Note") executed by the Company, as maker, and Mr. Giamalvo, as payee). The shares of CRE were delivered to an escrow agent to be released to the Company upon payment of the Castle Note which was due in full on July 31, 1998, but was extended until August 31, 1998, in consideration for the issuance of 1,200,000 shares on August 20, 1998. On November 11, 1998, the Castle Note was extended until June 30, 1999 in consideration for the Company's execution, effective November 11, 1998, of a Castle Funding Agreement. The issuance to Mr. Giamalvo of an additional 1,200,000 shares of the Company's Common Stock and the Company's agreement that upon fulfilling the funding requirements for the first two pairs of equipment for the ITS Jamaican operation, the Company would devote 50% of all its revenue from ITS and CRE to repay the Castle Note. As of March 1, 2000, the balance due on this Note was $472,500. The Company is currently in default on this note and the CRE shares remain in escrow.

         ITS Joint Venture Agreement and Settlement. In late 1997 and 1998, prior to the Merger, the Company entered into various joint venture agreements with Nathan Berkowitz, Fred Simon and Kent Terpe (the "Berkowitz Group") both individually and through various entities controlled by the Berkowitz Group (the "ITS Joint Venture Agreements"). In 1998, Berkowitz served as a director and Chief Financial Officer of the Company. Pursuant to the ITS Joint Venture Agreements, each member of the Berkowitz Group, or his respective assignees, received 550,000 shares of Common Stock. Mr. Terpe also received other compensation and expense reimbursement (Messrs. Berkowitz and Simon received none). In November, 1999, the Company entered into a settlement agreement with the Berkowitz Group pursuant to which the ITS Joint Venture Agreements were canceled and terminated and all parties thereto were released from their obligations thereunder. In consideration of such cancellation and release, the Berkowitz Group retained their respective shares of

Common Stock, subject to a Lockup Agreement which prohibits for a period of 24 months any offer to sell, assign, pledge, issue, distribute, contract to sell, grant any options or otherwise dispose of their respective shares of Common Stock. The Lockup Agreement provides that beginning six (6) months after the Settlement Agreement, the Company shall, upon written request of any one of the Berkowitz Group, release from their respective Lockup Agreement for sale by such shareholder up to 15,000 shares per fiscal quarter. In addition, beginning with the execution of the Settlement Agreement, Terpe is permitted to sell 15,000 shares per month (45,000 Shares per quarter) for six (6) months for a total of 90,000 Shares and Berkowitz is permitted to sell 5,000 Shares per month (15,000 per quarter) for six (6) months for a total of 30,000 Shares. For each quarter, Terpe and Berkowitz can accumulate the shares and may pledge or assign them should they not sell them. As additional consideration for the Settlement Agreement, Terpe received 40,000 shares as compensation for all delinquent salary and expenses owed to him by the Company. Any and all remaining shares subject to the Lockup Agreements shall be released for sale two (2) years after the date of the Settlement Agreement.

         Acquisition/Merger Agreement. Effective November 11, 1998, Old TBS merged with and into Texas TBS. Following the merger Texas TBS became a wholly-owned subsidiary of the Company. The Company acquired Old TBS as a result of the merger of Old TBS with and into Texas TBS pursuant to an Acquisition/Merger Agreement among the Company, Old TBS and Charles D. McPhail (the "Acquisition/Merger Agreement"). In August 1998, Mr. McPhail and his designees received 1,050,000 shares of common stock in consideration for entering into of a letter of intent with respect to the merger. As consideration for the merger, former stockholders of Old TBS received 1,020 shares of MegaWorld Common Stock for each share of Old TBS Common Stock held at the time of the merger, as follows: (i) Charles D. McPhail and Lynn R. McPhail (900,000 shares), (ii) Lisa Marie McPhail (1,400,000 shares), (iii) Lori Lynn McPhail (1,400,000 shares), (iv) Lynn R. McPhail (1,400,000 shares) and (v) JoyVer Investments, L.L.C. (a Texas limited liability company owned and controlled by Charles D. McPhail and his wife, Lynn R. McPhail) (5,100,000 shares). As further consideration for entering into the Acquisition/Merger Agreement, the Company agreed (i) to execute and deliver a promissory note in the principal amount of $8,000,000 payable over a term of five years in semi-annual installments together with interest at the London Inter-bank Offered Rate ("LIBOR") plus two percent; (ii) for a term of fifteen (15) years and for so long thereafter as Charles D. McPhail and Lynn R. McPhail, or either of them, shall survive, to pay to Mr. and Mrs. McPhail one percent (1%) of the annual gross revenue of the Company, in either cash or Common Stock, at the Company's option and (iii) to pay Charles D. McPhail an additional 400,000 shares of MegaWorld Common Stock in consideration for Mr. McPhail's services as president of MegaWorld following the merger. In the event the revenue payment described above shall be paid in common stock, such stock shall be valued at sixty percent (60%) of the quarterly average market price of such shares. The Acquisition/Merger Agreement also granted to Mr. McPhail the option to purchase up to one-half the number of shares issued incidental to the merger shares of Common Stock at no cost to Mr. McPhail and pursuant to the terms of the Acquisition/Merger Agreement. Mr. McPhail exercised this option in June 1999. Mr. McPhail also received 600,000 shares of common stock for extension of a note dated August 27, 1998 between Mr. McPhail and the Company in the amount of $309,000.

         TBS Promissory Notes. Effective November 11, 1998, the Company, as maker, executed a Promissory Note in the principal amount of $8,000,000 payable to Charles D. McPhail and Lynn McPhail (30%), Lisa Marie McPhail (10%), Lori Lynn McPhail (10%), and JoyVer Investments, LLC (50%) (the "$8,000,000 Note"). Annual interest on unpaid principal from November 11, 1998 accrues at LIBOR plus two percent (2%) and interest on matured, unpaid amounts at accrues 18% per annum. The first interest payment was due on May 13, 1999. The Note was converted to capital in September 1999.

         On November 11, 1998, MegaWorld acquired a note between TBS and Charles
D. McPhail in the principal amount of $397,610 (the "McPhail Note"). The McPhail Note bears interest at a rate of six percent (6%) per annum and is payable on demand. In connection with a $1,000,000 Revolving Loan between Old TBS and Compass Bank, the Company agreed to subordinate the McPhail Note. See "Management's Discussion and Analysis or Plan of Operation -- Liquidity and Capital Resources."

         Deed of Trust. Effective November 11, 1998, Texas TBS granted Charles
D. McPhail a deed of trust covering the real property at 6250 North Houston Rosslyn Road, Houston, Harris County, Texas. The deed of trust was given to Mr. McPhail to secure the obligations of Texas TBS and Old TBS under the Merger Agreement. The Deed of Trust was terminated when the $8,000,000 Note was converted to capital.

         Security Agreement and Financing Statement. Effective November 11, 1998, Texas TBS (as debtor) and Charles D. McPhail (as secured party) entered into the Security Agreement and Financing Statement pursuant to which Texas TBS pledged to Mr. McPhail all personal property owned by Texas TBS, including all accounts receivable, all contract rights, chattel paper, notes, drafts, instruments, deposits, money, inventory, etc., and proceeds thereof all as security for payment of debts owed by Texas TBS to Mr. McPhail under (i) the Merger/Acquisition Agreement, (ii) the McPhail Employment Agreement, (iii) the Texas TBS Continuing and Unconditional Guaranty Agreement, (iv) every document executed by Texas TBS in connection with the Acquisition/Merger Agreement and
(v) any other document executed by Texas TBS in connection with any other obligation to Mr. McPhail.

         MegaWorld Continuing and Unconditional Guaranty Agreement. Effective November 11, 1998, the Company (as guarantor), Texas TBS (as obligor) and Charles D. McPhail (as obligee) entered into an agreement pursuant to which the Company guaranteed the full and punctual performance of (i) the Acquisition/Merger Agreement, (ii) the McPhail Employment Agreement, (iii) the Security Agreement and Financing Statement, (iv) every document executed by Texas TBS in connection with the Acquisition/Merger Agreement, (v) any other document executed by Texas TBS in connection with any other obligation to Mr. McPhail and (vi) the performance of the "Required Shareholders" as defined in the Acquisition/Merger Agreement, as an inducement for Charles D. McPhail and Old TBS to enter into the Acquisition/Merger Agreement.

         Texas TBS Continuing and Unconditional Guaranty Agreement. Effective November 11, 1998, Texas TBS (as guarantor), the Company (as obligor) and Charles D. McPhail (as obligee) entered into an agreement pursuant to which Texas TBS guaranteed the full and punctual performance of (i) the Acquisition/Merger Agreement, (ii) the Security Agreement and Financing Statement, as an inducement for Charles D. McPhail and Old TBS to enter into the Acquisition/Merger Agreement, (iii) every document executed by the Company in connection with the Acquisition/Merger Agreement and (iv) any other document executed by the Company in connection with any other obligation to Mr. McPhail.

         Indemnification Agreement. Effective November 11, 1998, Texas TBS and Charles D. McPhail entered into an Indemnification Agreement pursuant to which Texas TBS agreed to indemnify, defend and hold harmless Mr. McPhail from and against all loss, cost, risk, expense, claims, demands, causes of action and liabilities arising from or in any way related to (i) any obligation of Old TBS, including all obligations of TBS for which Mr. McPhail has given personal guarantees or acted as co-signer or co-obligor, (ii) any and all actions taken by Mr. McPhail as a director or officer of Old TBS and (iii) the ownership or operation of assets of Old TBS by Texas TBS and the Company.

         McPhail Promissory Notes. The Company also has a note dated as of December 15, 1998, payable to Mr. McPhail, which totaled $40,450 as of September 30, 1999 and had a balance of $40,450 as of December 31, 1999.
TBS has a note dated as of December 15, 1998, payable to Mr. McPhail, which totaled $297,419 and $468,134 as of December 31, 1999 and December 31, 1998, respectively. These notes bear interest at a rate of 6% per annum and are payable upon demand.

         JoyVer Promissory Note. The Company has a note dated as of December 15, 1998, payable to JoyVer Investments, LLC ("JoyVer") in the amount of $594,738 and $427,244 as of December 31, 1999 and December 31, 1998, respectively. This note bears interest at a rate of 6% per annum and is payable on demand. The note arose from advances made by JoyVer to the Company.

         Giamalvo Promissory Note. The Company has a note dated as of December 15, 1998, payable to Mr. Giamalvo in the amount of $185,003 and $53,000 as of December 31, 1999 and December 31, 1998, respectively. This note bears interest at a rate of 6% per annum and is payable upon demand. The note arose from advances made by Mr. Giamalvo to the Company.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         The authorized capital stock of the Company consists of 100,000,000 shares, $.0001 par value, of which 98,808,259 are shares of Common Stock. As of February 29, 2000, 40,200,706 shares of Common Stock were issued and outstanding. The holders of Common Stock are entitled to one-twentieth (1/20) of a vote per share on the election of directors and on all other matters submitted to a vote of stockholders. Shares of Common Stock do not have preemptive rights or cumulative voting rights.

         The holders of Common Stock are entitled to receive dividends ratably when, as and if declared by the Board of Directors, and upon liquidation are entitled to share ratably in the Company's net assets. The decision to pay dividends is subject to such other financial considerations as the Board of Directors of the Company may deem relevant. The Company has never paid any cash dividends on its stock and anticipates that for the foreseeable future it will retain earnings, if any, for use in the operation of its business. In addition, the terms of the Company's Revolving Loan with Compass Bank prohibit the Company from declaring or paying any dividends. Payment of cash dividends in the future will depend upon the Company's earnings, financial condition, any contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors believed relevant by the Company's Board of Directors.

CLASS A COMMON STOCK

         The Certificate of Incorporation of the Company authorizes the issuance of up to 1,191,741 shares of Class A Common Stock, $.0001 par value (the "Class A Stock"), of which none have been issued or reserved for issuance. The holders of Class A Stock are entitled to one vote per share on the election of directors and on all other matters submitted to a vote of stockholders. Shares of Class A Stock do not have preemptive rights or cumulative voting rights.

DEFENSES AGAINST HOSTILE TAKEOVERS

         Introduction. While the following discussion summarizes the reasons for, and the operation and effects of, certain provisions of the Company's Certificate of Incorporation which management has identified as potentially having an anti-takeover effect, it is not intended to be a complete description of all potential anti-takeover effects, and it is qualified in its entirety by reference to the Company's Certificate of Incorporation and By-Laws, copies of which are available from the Company, which should be reviewed for more detailed information.

         In general, the anti-takeover provisions in Delaware law and the Company's Certificate of Incorporation are designed to minimize the Company's susceptibility to sudden acquisitions of control which have not been negotiated with and approved by the Company's Board of Directors. As a result, these provisions may tend to make it more difficult to remove the incumbent members of the Board of Directors. The provisions would not prohibit an acquisition of control of the Company or a tender offer for all of the Company's capital stock. The provisions are designed to discourage any tender offer or other attempt to gain control of the Company in a transaction that is not approved by the Board of Directors, by making it more difficult for a person or group to obtain control of the Company in a short time and then impose its will on the remaining stockholders. However, to the extent these provisions successfully discourage the acquisition of control of the Company or tender offers for all or part of the Company's capital stock without approval of the Board of Directors, they may have the effect of preventing an acquisition or tender offer which might be viewed by stockholders to be in their best interests.

         Tender offers or other non-open market acquisitions of stock are usually made at prices above the prevailing market price of a Company's stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels which are higher than would otherwise be the case. Anti-takeover provisions may discourage such purchases, particularly those of less than all of the Company's stock, and may thereby deprive stockholders of an opportunity to sell their stock at a temporarily higher price. These provisions may therefore decrease the likelihood that a tender offer will be made, and, if made, will be successful. As a result, the provisions may adversely affect those stockholders who would desire to participate in a tender offer. These provisions may also serve to insulate incumbent management from change and to discourage not only sudden or hostile takeover attempts, but any attempts to acquire control which are not approved by the Board of Directors, whether or not stockholders deem such transactions to be in their best interests.

         Authorized Shares of Capital Stock. The Company's Certificate of Incorporation authorizes the issuance of up to 1,191,741 shares of Class A Stock. Shares of the Company's Class A Common Stock with different voting strength could be issued and would then represent an additional class of stock required to approve any proposed acquisition. Since one share of Class A Common Stock carries twenty times the voting power of one share of Common Stock, the issuance of Class A Common Stock could be used to prevent or inhibit the acquisition. In addition, this Class A Common Stock, together with authorized but unissued Shares of Common Stock (the Certificate of Incorporation authorizes the issuance of up to 98,808,259 shares), could represent additional capital stock required to be purchased by an acquiror. Issuance of such additional shares may dilute the voting interest of the Company's stockholders.

         Stockholder Meetings. Delaware law provides that the annual stockholder meeting may be called by a corporation's board of directors or by such person or persons as may be authorized by a corporation's certificate of incorporation or by-laws. The Company's Certificate of Incorporation provides that annual stockholder meetings may be called only by the Company's Board of Directors. Although the Company believes that this provision may discourage stockholder attempts to disrupt the business of the Company between annual meetings, its effect may be to deter hostile takeovers by making it more difficult for a person or entity to obtain immediate control of the Company between annual meetings as a forum to address certain other matters and discourage takeovers which are desired by the stockholders. The Company's Certificate of Incorporation also provides, however, that stockholder action may be taken at a special meeting of the shareholders and by written consent. The ability of stockholders to act at special meetings and by written consent significantly undermines any anti-takeover effect which might attend the general requirement for holding annual meetings.

         Restriction of Maximum Number of Directors and Filling Vacancies on the Board of Directors. Delaware law requires that the board of directors of a corporation consist of one or more members and that the number of directors shall be set out in the Company's By-Laws, unless it is set out in the Company's Certificate of Incorporation. The power to determine the number of directors within these numerical limitations and the power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested in the Company's Board of Directors. The overall effect of such provisions may be to prevent a person or entity from quickly acquiring control of the Company through an increase in the number of the Company's directors and election of nominees to fill the newly created vacancies and thus allow existing management to continue in office.

         Stockholder Vote Required to Approve Business Combinations with Related Persons. To approve business combinations involving a related person, the Company's Certificate of Incorporation requires (i) the approval of the holders of 75% of the Company's outstanding voting stock (and any class or series entitled to vote separately) and (ii) a majority of the outstanding stock not beneficially owned by the related person. The exception to the foregoing is where the business combination has been approved in advance by two-thirds of those members of the Company's Board of Directors who were directors prior to the time the related person became a related person. As defined in the Certificate of Incorporation, related person generally includes any person who owns 10% or more of the Company's outstanding voting stock.

         Section 203 of the DGCL prohibits, with certain exceptions, a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date such stockholder became an interested stockholder. An interested stockholder is defined in Section 203 as any person that is (i) the owner of 15% or more of the outstanding voting stock of a corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. However, Section 203 does not apply to a corporation unless its voting stock is either (A) listed on a national securities exchange,
(B) authorized for quotation on the NASDAQ Stock Market or (C) held of record by more than 2,000 stockholders. The Company does not currently satisfy any of these conditions and, therefore, is not currently subject to Section 203. Unless the Company amends its certificate of incorporation to elect not to be governed by section 203, the Company will be subject to Section 203 upon satisfaction upon the satisfactory of any of the foregoing conditions (A), (B), or (C).

         The exceptions in Section 203 under which a corporation may engage in a business combination with an interested stockholder are: (i) approval of the acquisition by the board of directors prior to the date the stockholder became an interested stockholder, (ii) the interested stockholder acquiring at least 85% of the outstanding voting stock (excluding shares owned by directors, officers and certain employee stock plans) as a result of the transaction in which it became an interested stockholder or (iii) approval of the transaction by the board of directors and the affirmative vote at an appropriate meeting (and not by written consent) of two-thirds of the outstanding voting stock not owned by the interested stockholder on or after the date on which the interest stockholder became and interested stockholder.

         Under Delaware law, business combinations resulting in the sale of substantially all of the assets of the Company or merger of the Company with another business organization must be approved by vote of the majority of the Company's outstanding voting stock entitled to vote at a duly called meeting. The supermajority provisions in the Certificate of Incorporation and Section 203 of the DGCL, if applicable, may have the effect of foreclosing mergers and other business combinations which the holders of a majority of the Company's stock deem desirable and place the power to prevent such a transaction in the hands of a minority of the Company's stockholders.

         Under Delaware law, there is no cumulative voting by stockholders for the election of directors unless authorized in the corporations certificate of incorporation. MegaWorlds Certificate of Incorporation does not authorize cumulative voting. The absence of cumulative voting rights effectively means that the holders of a majority of the stock voted at a stockholder meeting may, if they so choose, elect all directors of the Company, thus precluding representation of minority stockholders on the Company's Board of Directors.

SHARES ELIGIBLE FOR FUTURE SALES

         Currently the Company has 98,808,259 shares of Common Stock and 1,191,741 shares of Class A Common Stock authorized by its Certificate of Incorporation, with 40,200,706 shares of Common Stock and no Class A Common Stock outstanding. Under Delaware law and the Company's Certificate of Incorporation, the Board of Directors is authorized to issue all of the remaining authorized but unissued shares of Common Stock and class A Common Stock from time to time without approval of the stockholders (except as required by the rules of a national securities exchange, if applicable) for such value (not less than par value) as they determine.

         Of the Common Stock currently outstanding, 38,018,907 shares are "restricted securities," as that term is defined, under Rule 144 promulgated under the Securities Act in that such shares were issued and sold by the Company without registration, in private transactions not involving a public offering, and/or are securities held be affiliates. All such shares may be resold publicly only following their effective registration under the Securities Act or pursuant to an exemption from the registration requirements of the act, such as Rule 144 thereunder. Although such restricted securities are not presently tradeable in any public market which may develop for the Common Stock, such securities may in the future be publicly sold in to any such market in accordance with the provisions of Rule 144.

         In general, Rule 144 was adopted by Securities and Exchange Commission under the Securities Act to provide an exemption for public resales of restricted securities through brokers' transaction effected without purchaser solicitation. Securities sold in compliance with Rule 144 lose their status as restricted securities in the hands of the purchaser and thereafter trade free of restrictions in the same manner as securities sold by the issuer in a transaction registered under the Securities Act. Restricted securities may be resold pursuant to Rule 144 only if (i) the securities are held for at least one year from the date of acquisition, provided that (A) the shares are sold in ordinary brokers' transactions or transactions directly with a market maker without public solicitation, (B) adequate current information about the Company is publicly available and (C) the amount of securities sold by or for the account of the holder during any three-month period does not exceed the greater of 1% of the issuer's outstanding shares or the average weekly trading volume for the four-week period prior to the notice required by Rule 144(h), or (ii) the securities are held for at least two years from the date of acquisition. Future sales by current shareholders, especially of substantial amounts, could depress the market price of the Common Stock in any market that may develop.

REGISTRAR TRANSFER AGENT AND WARRANT AGENT

         The stock transfer agent and registrar for the Company is Intercontinental Registrar & Transfer Agency, P.O. Box 62405, Boulder City, NV 89006, telephone number 702-293-6717.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         In recent years, the Company's Common Stock has been listed on the NASD Over-the-Counter Bulletin Board ("OTCBB") under the symbol MEGW. On February 9, 2000, the Company's Common Stock was removed from listing on the OTCBB until such time as this registration statement both becomes effective and is amended in response to SEC comments. Trading in the Company's Common Stock will be reported in the National Quotation Bureau's Pink Sheets until its Common Stock is again listed on the OTCBB.

         A public trading market having the characteristics of depth, liquidity and orderliness depends upon the existence of market makers as well as the presence of willing buyers and sellers, which are circumstances over which the Company does not have control. There can be no assurance that the market will provide significant liquidity for the Company's Common Stock. As a result, an investment in the Company's Common Stock may be highly illiquid. Investors may not be able to sell their shares readily or at all when the investor needs or desires to sell.

         The following table sets forth the high and low sale prices for the Common Stock for the periods indicated during the previous two fiscal years and the period January 1, 1999 through December 31, 1999.


                                                                                       High              Low
                                                                                       ----              ---
1997:
         First Quarter                                                                    --               --
         Second Quarter                                                                4.000            1.500
         Third Quarter                                                                 3.750            1.875
         Fourth Quarter                                                                2.750            0.250
1998:
         First Quarter                                                                 3.000            0.125
         Second Quarter                                                                8.625            1.062
         Third Quarter                                                                 5.125            2.125
         Fourth Quarter                                                                2.625            1.000
1999:
         First Quarter                                                                 2.625            1.406
         Second Quarter                                                                2.625            1.000
         Third Quarter                                                                 1.437            0.630
         Fourth Quarter                                                                4.125            0.625

         As of February 29, 2000, there were 100,000 outstanding options and no outstanding warrants. As of February 29, 2000, there were 182 holders of record of the Common Stock, as shown on the records of the Transfer Agent and Registrar of the Common Stock. Since many shares may be held by investors in nominee names, such as the name of their broker or their broker's nominee, the number of record holders often bears little relationship to the number of beneficial owners of the Common Stock.

         The Company has never paid any cash dividends on its stock and anticipates that for the foreseeable future it will retain earnings, if any, for use in the operation of its business. In addition, the terms of the Company's Revolving Loan with Compass Bank prohibit the Company from declaring or paying any dividends. Payment of cash dividends in the future will depend upon the Company's earnings, financial condition, any contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors believed relevant by the Company's Board of Directors.

ITEM 2.  LEGAL PROCEEDINGS

         Neither the Company nor any of its subsidiaries is involved in any legal proceedings which the Company believes could have a material adverse effect on the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Set forth below is certain information concerning all sales of securities by Old TBS, the Company and its subsidiaries within the past three years that were not registered under the Securities Act. The number of shares reported with respect to each transaction has been adjusted, as required, to give effect to the Company's 12 for 1 reverse split of its Common Stock which occurred in March, 1998.

         Under terms of separate consulting and advisory agreements executed by the Company during the period from May 1997 to October 1997, the Company issued an aggregate of 106,043 shares pursuant to Rule 701 of the Securities Act to the following consultants and advisors: Tomasa Rodriguez, Ouziel Aryeh, Hector Cruz, Thomas Ford, Steve Page, Rabbinical Assembly College, Menachem Scheiner, Mike King, Princeton Research Inc., and Aurelia Rosner.

         On June 26, 1997 and August 22, 1997, the Company issued 8,333 and 11,250 shares, respectively, to ITV, Inc. and its designees, and on October 24, 1997, the Company issued 4,167 shares to Igor Litovksy in consideration for consulting and advisory services rendered in connection with the Company's financing efforts. No funds were raised as a result of this arrangement.

         In January 1998, the Company hired Avtar Sandhu as its Chief Executive Officer and on February 12, 1998, the Company issued 208,333 shares to Mr. Sandhu in consideration for his assuming the position of Chief Executive Officer.

         On February 24, 1998, the Company issued 833 shares to Valtek Consultants, Inc., pursuant to Rule 701 of the Securities Act in consideration for consulting services rendered to the Company with respect to the appraisal of the Castle.

         In April 1998, pursuant to Rule 504 of Regulation D, the Company issued and sold 1,250,000 shares of Common Stock to 32 investors for an aggregate consideration of $614,701.

         On April 23, 1998, the Company issued 35,417 shares to Alfred Hymson Associates in consideration for consulting and advisory services rendered in connection with the Company's financing efforts. No funds were raised as a result of this arrangement.

         On May 14, 1998, the Company issued to Mr. Michael Giamalvo 400,000 shares in consideration of his execution of an Employment Agreement with the Company and 1,000,000 shares of common stock as partial consideration for the acquisition of certain leasehold rights to Castello Torre Ratti (the "Castle Acquisition"). The

Company issued 1,200,000 shares on August 20, 1998 and an aggregate of 1,600,000 shares on November 11, 1998 and November 20, 1998 to Mr. Giamalvo and his designees, as consideration for extensions of the maturity date of the promissory note executed in connection with the Castle Acquisition. In connection with the Castle Acquisition the Company also issued 42,135 shares to three individuals on May 29, 1998.

         On May 14, 1998, the Company issued 200,000 shares to Joanne Pello, pursuant to Rule 701 of the Securities Act, as an employee bonus.

         On May 18, 1998, the Company issued 15,000 shares to Paramjit Lal Gaddu, pursuant to Rule 701 of the Securities Act, for consulting services rendered to the Company.

         On May 27, 1998, the Company issued 400,000 shares each to Berkowitz, Simon and Terpe, or their respective designees, as compensation pursuant to a joint venture agreement pursuant to which Berkowitz, Simon and Terpe and the Company would pursue opportunities in the telephony business through the Company's ITS subsidiary. On April 9, 1998 and November 20, 1998, the Company issued 33,333 and 150,000 shares, respectively, to Simon's designees in connection with the joint venture agreement. Also in connection with this transaction, on October 22, 1998, the Company issued 75,000 shares to Azriee Nagar. On November 20, 1998, the Company issued an additional 150,000 shares each to Berkowitz, Simon and Terpe, and their designees, as additional consideration under the joint venture agreement.

         On July 20, 1998, the Company issued 504,101 shares to David Mahy, Chief Operating Officer of MegaWorld prior to the merger of Old TBS into Texas TBS (the "Merger") as an employee bonus.

         On August 10, 1998, the Company issued 400,000 shares to Ken Miller for consideration of his execution of an Employment Agreement with the Company.

         On August 28, 1998, the Company issued 1,050,000 shares of stock to Charles McPhail and his designees as consideration for entering into a letter of intent with respect to the Merger.

         On August 28, 1998, the Company issued 3,000,000 shares to MegaWorld, Inc. to secure certain funding. The funding transaction was never consummated and these shares were canceled on September 16, 1998.

         On September 11, 1998, the Company issued 5,000,000 shares to Barclay's Private Bank & Trust Company Limited pursuant to a Regulation S offering. The offering was terminated and these shares were canceled on December 31, 1998, prior to issuance to any individual investors.

         On October 5, 1998, the Company issued an aggregate of 42,000 shares, pursuant to Rule 701 of the Securities Act, for services rendered to the Company to the following consultants and advisors: Malcolm Feinstein, Jeffrey Stern, Jeffrey Clark and Frank Bauco.

         On October 8, 1998, the Company issued 2,000,000 shares to Eric Aronson as compensation for services to be rendered by Mr. Aronson. The Company rescinded this sale on November 18, 1999, because Mr. Aronson failed to perform.

         In October 1998, the Company adopted a program whereby every free-trading share of Common Stock could be exchanged for two (2) shares of restricted common stock. Under to this program, the Company issued an aggregate of 465,886 shares, pursuant to Section 3(a)(9) of the Securities Act, to 28 individuals from October 26, 1998 through June 11, 1999.

         In connection with the Merger, the Company issued an aggregate of 10,200,000 shares of Common Stock to Charles D. McPhail, Lisa Marie McPhail, Lori Lynn McPhail, Lynn R. McPhail and JoyVer Investments, L.L.C. (a Texas limited liability company owned and controlled by Charles D. McPhail and his wife, Lynn R. McPhail) and other designees of Mr. McPhail (collectively, the "McPhail Investors"). In addition, the Company issued 600,000 shares to Mr. McPhail in consideration for his agreement to extend the terms of certain loans Mr. McPhail had made to the

Company, issued 400,000 shares as consideration for the assumption by the Company of Mr. McPhail's Employment Agreement, and granted anti-dilution rights to the McPhail Investors with respect to any share issuances from November 11, 1998 through November 11, 1999, pursuant to which the McPhail Investors received 2,376,520 shares. On September 1, 1999, the Company issued to Mr. McPhail and his designees, 7,313,260 shares of Common Stock pursuant to Mr. McPhail's exercise of stock options at no cost to Mr. McPhail and pursuant to the terms of the Acquisition/Merger Agreement.

         On November 11, 1998, the Company issued an aggregate of 4,000 shares to seven (7) employees as an end of the year performance bonus award.

         On February 1, 1999, the Company issued 100,000 shares, pursuant to Rule 701 of the Securities Act, to Mayer Amsel and Rhonda Toppston for services rendered to the Company.

         On December 15, 1999, the Company issued 20,000 shares to Kent Terpe, a former employee of the Company, in consideration for certain unpaid salary and expenses owed to him by the Company.

         Except as otherwise indicated, the Company believes that the transactions described above were exempt from registration under the Securities Act pursuant to Section 4(2) thereof as transactions not involving any public offering because such securities were sold to a limited group of persons, each of which was believed to have been a sophisticated investor or had a pre-existing business or personal relationship with the Company or its management and was purchasing for investment without a view to further distribution. The Company took steps to ensure that the purchaser was acquiring securities for purposes of investment and not with a view to distribution, including the use of a restrictive legend on certificates representing such shares and delivery of instructions to the Company's transfer agent to stop resales of shares represented by such certificates except transfers supported by an opinion of counsel to the effect that such resale qualifies for an exemption from the registration requirements of the Securities Act. Except as otherwise indicated, all sales of the Company's securities were made by officers of the Company who received no commission or other remuneration for the solicitation of any person in connection with the respective sales of securities described above.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Certificate of Incorporation and By-laws provide, in effect, that, to the fullest extent and under the circumstances permitted by
Section 145 of the Delaware General Corporation Law (the "DGCL"), the Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is a director, officer, incorporator, employee, or agent of the Company or is or was serving at the Company's request as a director, officer, incorporator, employee, partner, trustee or agent of another corporation or enterprise. The Certificate of Incorporation also relieves directors of the Company from monetary damages to the Corporation or its stockholders for breach of such director's fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith,
(iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violation of specific provisions in the DGCL imposing requirements with respect to stock repurchases, redemption and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

         Section 145 of the DGCL provides generally that a person sued as a director, officer, employee or agent of a corporation may be indemnified by the corporation for reasonable expenses, including attorneys' fees, if in the case of other than derivative suits such person has acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe that such person's conduct was unlawful). In the case of a derivative suit, an officer, employee or agent of the corporation which is not protected by the Certificate of Incorporation may be indemnified by the corporation for reasonable expenses, including attorneys' fees, if such person has acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in the case of a derivative suit in respect of any claim as to which an officer, employee or agent has been adjudged to be liable to the corporation unless that person is determined to be fairly and reasonably entitled to indemnity for proper expenses by the court in which such action or suit is brought. Indemnification is mandatory in the case of a director, officer, employee, or agent who is successful on the merits in defense of a suit against such person.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS



Independent Auditor's Report..............................................................................    F-2

Consolidated Balance Sheets as of December 31, 1998, September 30, 1999
         and December 31, 1999 (unaudited)................................................................    F-3

Consolidated Statements of Operations for the Year Ended December 31, 1998,
         the Nine Months Ended September 30, 1999 and the Three Months Ended
         December 31, 1998 and 1999 (unaudited)...........................................................    F-4

Consolidated Statements of Changes in Stockholders' Deficit for the Year Ended
         December 31, 1998, the Nine Months Ended September 30, 1999 and the
         Three Months Ended December 31, 1999 (unaudited).................................................    F-5

Consolidated Statements of Cash Flows for the Year Ended December 31, 1998,
         the Nine Months Ended September 30, 1999 and the Three Months Ended
         December 31, 1998 and 1999 (unaudited)...........................................................    F-6

Notes to Consolidated Financial Statements................................................................    F-7

                          INDEPENDENT AUDITOR'S REPORT




Board of Directors
MegaWorld, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of MegaWorld, Inc. as of September 30, 1999 and December 31, 1998, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the year ended December 31, 1998 and the nine months ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MegaWorld, Inc. as of September 30, 1999 and December 31, 1998, and the consolidated results of its operations and its cash flows for the year ended December 31, 1998 and the nine months ended September 30, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that MegaWorld, Inc. will continue as a going concern. As more fully discussed in Note 1 to the financial statements, the Company incurred losses of $2,413,831 and $601,589 for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively. As a result of these losses, the Company's working capital position and ability to generate sufficient cash flows from operations to meet its operating and capital requirements have deteriorated. These matters raise substantial doubt about the Company's ability to continue as a going concern without new sources of working capital. Management's plans in regard to these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Houston, Texas
November 11, 1999

                                 MEGAWORLD, INC.


                           CONSOLIDATED BALANCE SHEETS


                                                                                December 31,    September 30,   December 31,
                                                                                   1998            1999            1999
                                                                                ------------    ------------    ------------
                                                                                                                 (unaudited)

                                                              ASSETS
CURRENT ASSETS:
   Cash and cash equivalents ................................................   $    243,675    $     83,230    $     23,948
   Receivables:
      Trade, no allowance for doubtful accounts .............................      1,604,222       1,652,970         591,837
      Receivable from related party .........................................        186,729         244,914         239,914
      Other .................................................................         83,725          28,500          28,500
   Costs and estimated earnings in excess of billings on
      uncompleted contracts .................................................        845,317          30,646            --
   Inventory ................................................................        170,243         169,417         152,231
                                                                                ------------    ------------    ------------
         Total current assets ...............................................      3,133,911       2,209,677       1,036,430
PROPERTY AND EQUIPMENT, net .................................................      4,607,488       4,433,207       4,358,943
ASSET HELD FOR SALE .........................................................        622,500         622,500         622,500
OTHER ASSETS ................................................................        244,409         273,886         269,108
                                                                                ------------    ------------    ------------
         Total assets .......................................................   $  8,608,308    $  7,539,270    $  6,286,981
                                                                                ============    ============    ============

                                        LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
   Current portion of long-term debt ........................................   $    421,500    $  3,553,154    $  3,486,396
   Line of credit ...........................................................      1,000,000       1,000,000         841,234
   Advances from investors ..................................................           --           513,000         579,030
   Current portion of capital lease obligation ..............................         51,304          49,677          48,042
   Notes and other payables to stockholders .................................      9,581,878       1,746,076       1,751,075
   Trade accounts payable ...................................................      1,592,810       1,951,496       2,118,393
   Accrued expenses .........................................................        442,117         876,350         756,048
   Billings in excess of costs and estimated earnings on uncompleted
      contracts .............................................................      1,067,259       1,378,865         533,355
                                                                                ------------    ------------    ------------
         Total current liabilities ..........................................     14,156,868      11,068,618      10,089,468
LONG-TERM DEBT, net of current portion ......................................      3,769,163         236,976         230,000
CAPITAL LEASE OBLIGATION, net of current portion ............................        142,357         107,587          95,300
DEFERRED INCOME TAXES .......................................................          6,161           6,161           6,161
                                                                                ------------    ------------    ------------
         Total liabilities ..................................................     18,074,549      11,419,342      10,445,036
COMMITMENTS AND CONTINGENCIES  (Notes 1 and 10)
STOCKHOLDERS' DEFICIT:
   Common stock, $0.0001 par value; 98,808,259 shares authorized;
      24,315,926, 40,180,706 and 40,220,706 shares issued and outstanding at December 31, 1998, September 30, 1999, and December 31, 1999
      (unaudited), respectively .............................................          3,378           4,018           4,022
   Class A common stock, $0.0001 par value; 1,191,741
      shares authorized; none issued ........................................           --              --              --
   Additional paid-in capital ...............................................           --         7,999,360       8,015,956
   Accumulated deficit ......................................................     (9,469,619)    (11,883,450)    (12,178,033)
                                                                                ------------    ------------    ------------
         Total stockholders' deficit ........................................     (9,466,241)     (3,880,072)     (4,158,055)
                                                                                ------------    ------------    ------------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT .................................   $  8,608,308    $  7,539,270    $  6,286,981
                                                                                ============    ============    ============

       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.
                                       F-3

                                 MEGAWORLD, INC.


                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                            THREE           THREE
                                                          NINE MONTHS       MONTHS          MONTHS
                                         YEAR ENDED          ENDED          ENDED           ENDED
                                         DECEMBER 31,    SEPTEMBER 30,   DECEMBER 31,    DECEMBER 31,
                                             1998             1999           1998            1999
                                         ------------    ------------    ------------    ------------
                                                                                 (unaudited)
CONTRACT REVENUES                        $ 17,402,412    $  7,608,478    $  4,619,844    $  1,437,848

COST OF CONTRACT REVENUES                  13,312,655       5,628,244       3,083,851         867,450
                                         ------------    ------------    ------------    ------------

GROSS PROFIT                                4,089,757       1,980,234       1,535,993         570,398

GENERAL AND ADMINISTRATIVE EXPENSES         4,279,614       3,556,703       1,305,331         738,182

INTEREST EXPENSE, NET                         411,732         837,362         298,545         126,799
                                         ------------    ------------    ------------    ------------

NET LOSS                                 $   (601,589)   $ (2,413,831)   $    (67,883)   $   (294,583)
                                         ============    ============    ============    ============

EARNINGS PER SHARE - BASIC AND DILUTED   $      (0.03)   $      (0.08) $            -    $      (0.01)
                                         ============    ============    ============    ============

WEIGHTED AVERAGE SHARES OUTSTANDING        21,391,298      29,804,881      16,538,227      40,203,829
                                         ============    ============    ============    ============




       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                MEGAWORLD, INC.


           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
       YEAR ENDED DECEMBER 31, 1998, NINE MONTHS ENDED SEPTEMBER 30, 1999
              AND THREE MONTHS ENDED DECEMBER 31, 1999 (UNAUDITED)



                                                      COMMON STOCK            ADDITIONAL
                                               ---------------------------     PAID-IN       ACCUMULATED
                                                  SHARES         AMOUNT        CAPITAL          DEFICIT          TOTAL
                                               ------------   ------------   ------------    ------------    ------------

BALANCES, January 1, 1998 (restated)              5,100,000   $        510   $    476,490    $ (1,119,874)   $   (642,874)

   Common stock issued for contribution of
      net liability from affiliated entity
      (restated)                                  5,100,000            510       (219,828)              -        (219,318)

   Conversion of capital to MegaWorld for
      reverse merger                             23,580,706          2,358         (4,818)              -          (2,460)

   Distribution to stockholder                            -              -       (251,844)     (7,748,156)     (8,000,000)

   Net loss                                               -              -              -        (601,589)       (601,589)
                                               ------------   ------------   ------------    ------------    ------------

BALANCES, December 31, 1998                      33,780,706          3,378              -      (9,469,619)     (9,466,241)

   Conversion of stockholder note payable to
      common stock                                6,400,000            640      7,999,360               -       8,000,000

   Net loss                                               -              -              -      (2,413,831)     (2,413,831)
                                               ------------   ------------   ------------    ------------    ------------

BALANCES, September 30, 1999                     40,180,706          4,018      7,999,360     (11,883,450)     (3,880,072)

   Issuance of common stock for services
      rendered (unaudited)                           40,000              4         16,596               -          16,600

   Net loss (unaudited)                                   -              -              -        (294,583)       (294,583)
                                               ------------   ------------   ------------    ------------    ------------

BALANCES, December 31, 1999 (unaudited)          40,220,706   $      4,022   $  8,015,956    $(12,178,033)   $ (4,158,055)
                                               ============   ============   ============    ============    ============

       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                 MEGAWORLD, INC.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                   THREE            THREE
                                                                    YEAR         NINE MONTHS       MONTHS           MONTHS
                                                                    ENDED          ENDED           ENDED            ENDED
                                                                DECEMBER 31,    SEPTEMBER 30,    DECEMBER 31,   DECEMBER 31,
                                                                    1998            1999            1998            1999
                                                                ------------    ------------     -----------    ------------
                                                                                                         (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                     $   (601,589)   $ (2,413,831)   $    (67,883)   $   (294,583)
   Adjustments to reconcile net loss to net cash provided by
      (used in) operating activities:
         Depreciation and amortization                               183,844         231,550         123,651          74,264
         Common stock issued for consulting services                       -               -               -          16,600
         Changes in assets and liabilities:
            Accounts receivable                                     (845,618)        (51,708)        170,862       1,066,133
            Costs and estimated earning in excess of billings
               on uncompleted contracts                             (662,756)        814,671        (257,349)         30,646
            Inventory                                               (131,092)            826         (93,342)         17,186
            Other assets                                            (172,170)        (29,474)        (70,312)          4,778
            Trade accounts payable                                  (124,068)        358,686         468,231         166,897
            Accrued expenses                                         318,180         434,230         155,075        (120,302)
            Billings in excess of costs and estimated
               earnings on uncompleted contracts                      64,347         311,606         676,724        (845,510)
                                                                ------------    ------------    ------------    ------------
               Net cash provided by (used in) operating
                  activities                                      (1,970,922)       (343,444)      1,105,657         116,109

CASH FLOWS FROM INVESTING ACTIVITIES - purchases of property
   and equipment                                                    (444,172)        (57,269)       (150,888)              -

CASH FLOWS FROM FINANCING ACTIVITIES:
   Advances (repayments) on notes payable from stockholders        1,581,878         164,198         (37,652)          4,999
   Advances on notes payable                                       2,048,800         512,476               -          66,030
   Repayments of notes payable                                    (1,145,904)       (400,009)       (869,140)       (258,563)
   Change in capital lease obligations                               (42,594)        (36,397)        (44,472)         12,143
                                                                ------------    ------------    ------------    ------------
               Net cash provided by (used in) financing
                  activities                                       2,442,180         240,268        (951,264)       (175,391)
                                                                ------------    ------------    ------------    ------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                               27,086        (160,445)          3,505         (59,282)

CASH AND CASH EQUIVALENTS, at beginning of period                    216,589         243,675         240,170          83,230
                                                                ------------    ------------    ------------    ------------

CASH AND CASH EQUIVALENTS, at end of period                     $    243,675    $     83,230    $    243,675    $     23,948
                                                                ============    ============    ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest                                       $    223,229    $    315,886    $     59,972    $     18,387
                                                                ============    ============    ============    ============
   Equipment acquired under capital leases                      $     92,297  $            -  $            -  $            -
                                                                ============    ============    ============    ============
   Issuance of common stock for conversion of note payable to
      the majority stockholder                                $            -    $  8,000,000  $            -  $            -
                                                                ============    ============    ============    ============
   Contribution of net liabilities from a related entity        $    219,318  $            -    $    219,318  $            -
                                                                ============    ============    ============    ============
   Note payable issued to stockholders in merger                $  8,000,000  $            -    $  8,000,000  $            -
                                                                ============    ============    ============    ============

       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)



1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

         Organization - MegaWorld, Inc. ("MegaWorld" or the "Company") was incorporated under the laws of the state of Delaware on February 15, 1989. On November 11, 1998, Texas TBS, Inc. ("Texas TBS") acquired the majority of the outstanding common stock of MegaWorld. Texas TBS, a privately held corporation, was incorporated under the laws of the state of Texas on September 18, 1998 to be the surviving corporation of a merger with Total Building Systems, Inc. (the "Merger") on November 11, 1998, which was accounted for similar to a pooling of interest method of accounting due to common ownership of the entities. Total Building Systems, Inc. ("TBS"), a privately held corporation, was incorporated under the laws of the state of Texas on January 27, 1995. TBS manufactures modular living quarters for offshore drilling platforms and modular buildings for private use. The Company is currently located in Houston, Texas. See Note 2 "Reverse Acquisition By Texas TBS."

         For accounting purposes, the acquisition of Texas TBS by MegaWorld (the "Reverse Acquisition") has been treated as a reverse acquisition of MegaWorld by Texas TBS due to change in control of MegaWorld ownership. Accordingly, the historical financial statements prior to November 11, 1998 are those of Texas TBS and TBS. All transaction costs were expensed during fiscal 1998.

         The Company also owns 100% of ITS Telephony, Inc. ("ITS"). ITS is a start-up company in the telecommunications industry. There were no revenues from ITS operations prior to September 30, 1999.

         Continuing Operations - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company incurred losses of $2,413,831 and $601,589 from operations and negative cash flows of $343,444 and $1,970,922 from operating activities for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively, and had a working capital deficit of $8,858,941 and stockholders' deficit of $3,880,072 as of September 30, 1999. As a result of these losses, the Company's working capital position and ability to generate sufficient cash flows from operations to meet its operating and capital requirements has deteriorated. These factors, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)


1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

         The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management is currently in discussions with several groups to provide additional working capital to support operations until internal cash flows are sufficient to support operations. The Company has relied on its majority stockholder to fund its cash requirements in the past. The Company does not expect the majority stockholder will continue to fund its cash requirements in the near term.

         The Company will seek to find a permanent financing source to replace the majority stockholder. In the event that a financing source is not found, portions of the Company's future operations would be curtailed. The Company believes that it will be successful in removing the threat concerning its ability to continue as a going concern by raising additional capital from the issuance of stock or other notes. The Company is pursuing other sources of financing, but there is no assurance any source of financing will be available.

         Change in Year End - The Company has changed its year end from December 31 to September 30 in 1999.

         Revenue and Cost Recognition - Profits and losses on construction and fabrication contracts are recorded on the percentage-of-completion method of accounting, measured by the percentage-of-contract costs incurred to date to estimated total contract costs for each contract. Contract costs include raw materials, direct labor, amounts paid to subcontractors, equipment rented and an allocation of overhead expenses. Anticipated losses on uncompleted construction contracts are charged to operations as soon as such losses can be estimated. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

         The asset, "costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.

         Property and Equipment - Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the term of the lease. Buildings are depreciated over 40 years using the straight-line method. Major improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)


1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

         Income Taxes - The Company accounts for income taxes on the liability method under which the amount of deferred income taxes is based upon the tax effects of the differences between the financial and income tax basis of the Company's assets and liabilities and operating loss carryforwards at the balance sheet date based upon existing laws. Deferred tax assets are recognized if it is more likely than not that the future income tax benefit will be realized.

         Long-lived Assets - The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company has not identified any such impairment losses.

         Use of Estimates - The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

         The Company's estimate of the value of the asset held for sale (as described in Note 11) is expected to change as future information becomes available. Such changes in the value of the asset held for sale will be reflected as a purchase price adjustment in the period in which such amounts are determinable.

         Fair Value of Financial Instruments - The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximated fair values due to the short-term debt is stated at market rates. All other debt is approximate at fair value due to its current maturity.

         Cash Equivalents - For purposes of reporting cash flows, cash equivalents include highly liquid investments purchased with maturity of three months or less at the date of purchase.

         Concentration of Credit Risk - Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. Management does not believe a significant credit risk existed at September 30, 1999. The Company maintains deposits in banks which exceed, at times, the federal deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any possible deposit loss is minimal.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)


1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

         Comprehensive Income (Loss) - Comprehensive income is defined as all changes in stockholder equity, exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries, and certain changes in minimum pension liabilities. The Company's comprehensive income (loss) was equal to its net loss for the nine months ended September 30, 1999 and the year ended December 31, 1998.

         Unlimited Interim Information - The accompanying financial information as of December 31, 1999 and for the three-month periods ended December 31, 1998 and 1999 has been prepared by MegaWorld, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all adjustments, consisting of normal recurring accruals, which are, in the opinion of management, necessary to fairly present such information in accordance with generally accepted accounting principles.


2.       REVERSE ACQUISITION BY TEXAS TBS:

         On November 11, 1998, the stockholders of Texas TBS approved a Reverse Acquisition transaction with MegaWorld through an acquisition/merger agreement (the "Agreement"). Pursuant to the Agreement, each outstanding share of common stock of Texas TBS, par value $.01 per share, was converted to the right to receive 1020 shares of MegaWorld, par value $.0001 per share. For financial statement purposes, Texas TBS is considered the acquiring company, and this transaction has been treated as a purchase by Texas TBS of MegaWorld. For legal purposes, however, MegaWorld remained the surviving entity. Therefore, the combined entity retained MegaWorld's capital structure, and the common stock transactions prior to the merger have been restated based upon the 1020 exchange ratio (see Note 7 for further discussion of capital stock activity). Additionally, the majority stockholder of Texas TBS was given a note payable from MegaWorld of $8,000,000 in conjunction with the Merger (see Note 8 for further discussion of terms of this note.) Proforma amounts are not shown for the operations of MegaWorld from January 1, 1998 to the reverse merger date as such information is considered immaterial to the Texas TBS financial statements.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)


3.       CONSTRUCTION ACCOUNTS:

         Costs, estimated earnings and billings on uncompleted contracts consisted of the following:


                                                                                DECEMBER 31,      SEPTEMBER 30,
                                                                                    1998              1999
                                                                              ----------------   ----------------

        Costs incurred on uncompleted contracts                               $     5,903,700    $     1,055,866
        Estimated earnings on uncompleted contracts                                 1,851,802            338,014
                                                                              ---------------    ---------------
                                                                                    7,755,502          1,393,880
        Less billings to date                                                      (7,977,444)        (2,742,099)
                                                                              ---------------    ---------------
                                                                              $      (221,942)   $    (1,348,219)
                                                                              ===============    ===============

         These amounts are included in the accompanying balance sheets under the following captions:


                                                                                DECEMBER 31,      SEPTEMBER 30,
                                                                                    1998              1999
                                                                              ----------------   ----------------
          Costs and estimated earnings in excess of
              billings on uncompleted contracts                               $       845,317    $        30,646
          Billings in excess of costs and estimated
              earnings on uncompleted contracts                                    (1,067,259)        (1,378,865)
                                                                              ---------------    ---------------
                                                                              $      (221,942)   $    (1,348,219)
                                                                              ===============    ===============

        The following summarizes the results of construction contracts:


                    NINE MONTHS ENDED                     REVENUE                                GROSS PROFIT
                    SEPTEMBER 30, 1999                     EARNED          COST INCURRED          RECOGNIZED
         -----------------------------------------    ----------------    -----------------    ----------------
         Completed contracts                          $     6,214,598     $     4,572,378      $     1,642,220
         Uncompleted contracts                              1,393,880           1,055,866              338,014
                                                      ---------------     ---------------      ---------------
                                                      $     7,608,478     $     5,628,244      $     1,980,234
                                                      ===============     ===============      ===============


                        YEAR ENDED                         REVENUE                               GROSS PROFIT
                    DECEMBER 31, 1998                      EARNED           COST INCURRED         RECOGNIZED
         -----------------------------------------    ----------------    -----------------    ----------------
         Completed contracts                          $     9,646,910     $     7,408,955      $     2,237,955
         Uncompleted contracts                              7,755,502           5,903,700            1,851,802
                                                      ---------------     ---------------      ---------------
                                                      $    17,402,412     $    13,312,655      $     4,089,757
                                                      ===============     ===============      ===============

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)



4.       CONTRACTS RECEIVABLE:


                                                                                  DECEMBER 31,      SEPTEMBER 30,
                                                                                      1998              1999
                                                                                ----------------   ----------------

          Completed contracts                                                   $       513,521    $       786,662
          Uncompleted contracts                                                       1,090,701            866,308
                                                                                ---------------    ---------------
                                                                                $     1,604,222    $     1,652,970
                                                                                ===============    ===============



5.       PROPERTY AND EQUIPMENT:

         Property and equipment consisted of the following:


                                                                       DECEMBER 31,     SEPTEMBER 30,
                                                                           1998              1999
                                                                      ---------------   ---------------

Land                                                                  $      518,437    $      518,437
Building and improvements                                                  1,716,434         1,738,419
Furniture and fixtures                                                       359,225           318,334
Machinery and equipment                                                    1,942,688         2,004,839
Vehicles                                                                      38,325            38,325
Leasehold improvements                                                       453,395           453,395
                                                                      --------------    --------------
                                                                           5,028,504         5,071,749
Accumulated depreciation and amortization                                   (421,016)         (638,542)
                                                                      --------------    --------------
                                                                      $    4,607,488    $    4,433,207
                                                                      ==============    ==============

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)

6.       LONG-TERM DEBT:

         Long-term debt consisted of the following:

                                                                                       DECEMBER 31,       SEPTEMBER 30,
                                                                                           1998               1999
                                                                                     -----------------   ----------------
              Note payable to a bank, due in monthly installments of $20,917 with interest of 9%; due August 2003, and collateralized by land. This note is guaranteed by a significant stockholder of the Company. This note is currently in
                   default.                                                          $    3,681,333      $    3,492,559

              Note payable to a bank, due in monthly installments of $1,555 with interest of 9%; due June 2001, and collateralized by
                   furniture and equipment. This note is guaranteed by a
                   significant stockholder of the Company. This note is
                   currently in default.                                                     41,563              30,071

              Note payable to a vendor, due in monthly installments of
                   $10,416, with interest ranging from 2% to 8%, and
                   collateralized by aluminum equipment.                                    177,767                   -

              Note payable to an individual, due in monthly installments of
                   $2,500 with interest at Prime + 3.5% (11.75% as of
                   September 30,1999) and due in June 2003.                                 290,000             267,500
                                                                                     --------------      --------------
                                                                                          4,190,663           3,790,130
                                Less current portion                                       (421,500)         (3,553,154)
                                                                                     --------------      --------------
                                Total long-term debt                                 $    3,769,163      $      236,976
                                                                                     ==============      ==============

        Following are scheduled maturities of long-term debt at September 30, 1999:


                      YEAR ENDING
                     SEPTEMBER 30,                                                                      AMOUNT
                  ---------------------                                                            -----------------
                         2000                                                                      $      297,071
                         2001                                                                             294,476
                         2002                                                                             281,000
                         2003                                                                           2,917,583
                                                                                                   --------------
                                                                                                   $    3,790,130


         The Company has a line of credit with a financial institution under which $1,000,000 was outstanding at September 30, 1999 and December 31, 1998. The line has an interest rate of 8.25% and is guaranteed by a significant stockholder of the Company. This line was due August 31, 1999, and the Company is in negotiations with the financial institution for extended terms.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)


6.       LONG-TERM DEBT: (continued)

         The Company has received advances from certain individuals totaling $513,000 at September 30, 1999. The Company is in discussions with these individuals to negotiate payment terms.

         Under the terms of the agreements with the notes due to financial institutions, the Company must meet certain covenant requirements. The most restrictive covenants include the maintenance of tangible net worth of at least $1,500,000. In addition, the Company is to maintain a debt to tangible net worth ratio of at least 3-to-1 and a current ratio of at least 1-to-1. The Company was in non-compliance of the aforementioned covenants at September 30, 1999.

         The financing company may demand repayment of the loan and seek other remedies provided in the agreement. No such demand has been made. The Company believes the financing company will continue to meet its financing needs as they relate to the properties collateralizing the related debt and does not anticipate the financing company, under the present circumstances, taking any actions that would have a material impact upon its operating activities. The entire balance due to the financial institution has been classified as current in the accompanying balance sheet.


7.       STOCKHOLDERS' EQUITY:

         Common Stock - The Company's capital stock is comprised of two classes of Common Stock with different voting rights. Each share of Common Stock is entitled to one-twentieth (1/20) of one vote, while each share of Class A Common Stock is entitled to one vote. As of September 30, 1999, no shares of Class A Common Stock have been issued.

         Stock Issuances and Capital Contributions - The Company issued 5,100,000 shares (restated) of common stock to an existing stockholder in exchange for the contribution of net liabilities totaling $219,318, including cash of $1,000,000; land and buildings with a cost basis to the stockholder totaling $2,545,682; and related mortgage debt owed on the property totaling $3,765,000. The net liabilities of MegaWorld, which totaled approximately $2,460 as of the Reverse Acquisition date, and the 11,840,926 common shares of MegaWorld outstanding prior to the merger, have been recorded as an increase in common stock and decrease to the accumulated deficit. On the Reverse Acquisition date, a majority stockholder of Texas TBS was given an $8,000,000 note from the Company, which is shown as a reduction of capital in the accompanying financial statements (see Note 8 for further discussions of terms of this note). In September 1999, the majority stockholder converted the $8,000,000 note payable to 6,400,000 shares of the Company's common stock.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)

8.       RELATED PARTY TRANSACTIONS:

         The Company has a receivable due from a related entity owned by the Chairman of the Board and stockholder, which totaled $244,914 and $186,729, as of September 30, 1999 and December 31, 1998, respectively. These receivables related to vendor payments made by the Company on behalf of the related entity.

         The Company has a note payable due to a stockholder and director, which totaled $472,500 and as of September 30, 1999 and December 31, 1998, respectively. This note was an obligation of MegaWorld prior to the Reverse Acquisition transaction and is to be repaid out of the revenue generated by the ITS, if any, in the future. Additional balances totaling $186,000 and $53,000 were due to the same stockholder at September 30, 1999 and December 31, 1998, respectively, which arose from advances to fund operations and a balance due in connection with an employment agreement. (See Notes 10 and 11.)

         The Company has a note payable due to stockholder, which totaled $161,000 as of September 30, 1999 and December 31, 1998. This note was for advances made to the Company. This note is currently due.

         The Company had a note payable to the Chairman of the Board and majority stockholder for $8,000,000 as of December 31, 1998, which was additional consideration due to Texas TBS in the MegaWorld reverse merger. This amount has been reflected as a distribution to stockholder in the accompanying statement of changes in stockholders' deficit. The note accrues interest at LIBOR + 2% (8.035% at December 31, 1998), and the first interest payment was due on May 3,1999. This note was converted to capital in September 1999. The Company has an additional note payable to the Chairman of the Board and stockholder for $297,419 and $468,134 as of September 30, 1999 and December 31, 1998, respectively. This note accrues interest at 6% and is currently due. Interest expense on this note totaled $482,100 and $94,963 for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively. As of September 30, 1999, no amounts had been paid on the accrued interest.

         The Company has a payable due to a related entity owned by the Chairman of the Board and stockholder, which totaled $588,707 and $427,244, as of September 30, 1999 and December 31, 1998, respectively. These payables related to advances owed by the Company to the related party.

         The Company has a payable to a stockholder totaling $40,450 at September 30, 1999. This payable arose for advances made by the stockholder.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)


9.       INCOME TAXES:

         There were no material deferred tax assets and liabilities as of September 30, 1999, with the exception of the Company's net operating loss carryforwards ("NOLs"). The Company has provided a valuation allowance in the full amount of its net deferred tax asset totaling approximately $774,000.

         There are several limitations on this NOL. The maximum amount of liability that may be realized to the Company is $2,091,173. Future utilization of the NOLs may be limited by changes in the ownership of the Company.


10.      COMMITMENTS AND CONTINGENCIES:

         Lease Commitments - The Company is obligated under capital leases for equipment which expire in 2001 and 2003. The carrying value of the leased equipment and related accumulated amortization included in equipment is as follows:


                                                                                  DECEMBER 31,       SEPTEMBER 30,
                                                                                      1998               1999
                                                                                 ----------------   ----------------

          Construction and transportation equipment                              $      256,241     $      256,241
          Less accumulated amortization                                                 (53,072)           (97,179)
                                                                                 --------------     --------------
                                                                                 $      203,169     $      159,062
                                                                                 ==============     ==============


         The Company leases office space and certain equipment under operating leases which expire on various dates through June 2003. Rent expense was approximately $230,000 and $330,000 for the nine months ended September 30, 1999 and the year ended December 31, 1998.

         Future minimum lease payments under noncancellable leases with terms in excess of one year are as follows:


                                                                               CAPITAL             OPERATING
              YEARS ENDING SEPTEMBER 30,                                       LEASES               LEASES
          ------------------------------------                             ----------------     ----------------
                        2000                                               $       65,773       $      401,445
                        2001                                                       54,450              344,783
                        2002                                                       51,155              277,920
                        2003                                                       18,430               92,640
                                                                           --------------       --------------
          Total minimum lease payments                                            189,808       $    1,116,788
                                                                                                ==============
          Less amount representing interest                                       (32,544)
                                                                           --------------
          Present value of net minimum lease payments                             157,264
          Less current portion of capitalized lease obligation                    (49,677)
                                                                           --------------
          Capitalized lease obligation, net of current portion             $      107,587
                                                                           ==============

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)


10.      COMMITMENTS AND CONTINGENCIES: (continued)

         Legal Claims - The Company is involved in legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

         Board of Directors - Management is in discussions with a stockholder and director of the Company to resolve claims based upon an employment agreement and certain other expenses. The Company has recorded in the accompanying balance sheet amounts due to this stockholder and director totaling $658,500 as of September 30, 1999, which is management's best estimate of the liability. (See Note 8 for further discussions of the term of this note.) There is an additional claim of $272,000 asserted by the stockholder and director related to certain other expenses and a two-year employment agreement dated March 1, 1998 that was assumed in the Merger. In the opinion of management, the ultimate disposition of the additional claim will not have a material adverse effect on the Company's financial condition.

         Employment Agreements - The Company has employment agreements with several Company officers. Under these agreements, which expire in 2001, the Company is to pay a combined fixed salary of $350,000 per year during that time, and certain additional amounts could become due under incentives within these agreements. The significant obligation calls for an officer of the Company, or his surviving spouse, to receive one percent (1%) of gross revenues of the Company for a term of fifteen
         (15) years.


11.      ASSET HELD FOR SALE:

         MegaWorld held a leasehold interest in a castle located in northern Italy prior to the closing of the Reverse Acquisition transaction. The MegaWorld management prior to the Reverse Acquisition had intended to develop the property into a timeshare development. The new MegaWorld management subsequent to the Reverse Acquisition currently intends to focus on the Company's business activity in the United States and sell the leasehold interest in the castle, pending receipt of sufficient funding to develop the castle. The leasehold interest was originally acquired in April 1998 from an individual, who was named as a director of the Company prior to the transaction. The consideration given to purchase the leasehold interest was a note payable of $622,500, and MegaWorld common stock totaling 1,000,000 shares. The note payable was refinanced in July and August of 1998 for the issuance of 2,400,000 additional shares of MegaWorld common stock. As of September 30, 1999, the balance owed on this note was $472,500 (see Note 8 for discussion of this note). In the purchase price allocation as of the Reverse Acquisition date, management allocated $622,500 to this leasehold interest. Any excess sales price over carrying value will be reflected as a purchase price adjustment. Any deficiency between the sales price and the carrying value of this asset will be reflected in the Company's statement of operations.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)

11.      ASSET HELD FOR SALE: (continued)

         The castle has been generating operating losses since it was acquired. Management believes the Company has recorded the value of this asset at its net realizable value at September 30, 1999 and has captured all of the obligations associated with maintaining and operating this leasehold interest and included such in the accompanying financial statements.


12.      EMPLOYEE BENEFIT PLAN:

         The Company sponsors a 401(k) plan (the "Plan") which covers substantially all of its employees meeting minimum age and service requirements. The Plan provides for the employees to defer a portion of their compensation into the Plan. The Company has made no matching contribution to the Plan.

                                    PART III

ITEM 1.           INDEX TO EXHIBITS


               Exhibit No.          Description of Exhibit
               -----------          ----------------------

                   2.1     Certificate of Incorporation of MegaWorld
                   2.2     By-laws of MegaWorld
                   3.1     Specimen of Common Stock Certificate
                   6.1     Loan Agreement, dated March 12, 1998, between TBS and Compass Bank.
                   6.2     First Amendment to Loan Agreement between TBS and Compass Bank.
                   6.3     Second Amendment to Loan Agreement between TBS and Compass Bank.
                   6.4     Revolving Promissory Note, dated March 12, 1998, for $1,000,000 between TBS and
                           Compass Bank.
                   6.5     Term Promissory Note, dated August 10, 1998, for $3,765,000 between Charles D. McPhail and JoyVer
                           Investments, LLC and Compass Bank.
                   6.6     Lease Agreement, dated February 10, 1998, between Stolthaven Houston, Inc. and TBS.
                   6.7     Mutual Release, Waiver and Settlement Agreement, dated November 27, 1999, between the
                           Company and Fairway Beech Corporation, ITM Group, Inc., 1-900 USA, Inc., ITS
                           Telephony, Inc., Fred Simon, Nathan Berkowitz and Kent Terpe
                   6.8     Employment Agreement, dated January 1, 1996, between Old TBS and Charles D. McPhail.
                   6.9     Employment Agreement, dated March 30, 1999, between the Company and George Dinsdale.
                   6.10    Employment Agreement, dated March 1, 1998, between the Company and Michael Giamalvo.
                   6.11    Employment Agreement, dated June 22, 1998, between the Company and Kenneth Miller.
                   6.12    Lease Agreement, dated April 21, 1998, between the Company and Michael Giamalvo.
                   6.13    Tenancy Agreement, dated January 11, 1990, between Robert Caffese, Michael Giamalvo,
                           Vicinio Parodi, Valerio Parodi and Fallabeni Renzina.
                   6.14    Customer Agreement contract, dated November 1, 1999, between the Company and Sequel Communications, Inc.
                   6.15    Customer Agreement contract, dated November 1, 1999, between the Company and WeCU, Inc.
                   6.16    Revolving Credit Note, dated as of December 15, 1998, between the Company and  Charles D. McPhail.
                   6.17    Revolving Credit Note, dated as of December 15, 1998, between the Company and JoyVer Investments, LLC.
                   6.18    Revolving Credit Note, dated as of December 15, 1998, between the Company and Michael Giamalvo.
                   6.19    Revolving Credit Note, dated as of December 15, 1998, between TBS and Charles D. McPhail.
                   8.1     Acquisition/Merger Agreement dated November 11, 1998, between MegaWorld, Old TBS and
                           Charles D. McPhail.
                   8.2     Plan of Merger, dated November 11, 1998, between Old TBS and Texas TBS.
                   8.3     Deed of Trust, dated November 11, 1998, between Texas TBS and Charles D. McPhail.
                   8.4     Promissory Note, dated November 11, 1998, between MegaWorld and TBS.
                   8.5     Security Agreement and Financing Statement, dated November 11, 1998, between Texas TBS and Charles D. McPhail.
                   8.6     Security Agreement and Financing Statement, dated November 11, 1998 between MegaWorld and Charles D. McPhail.
                   8.7     Continuing and Unconditional Guaranty Agreement, dated November 11, 1998, between
                           Texas TBS and Charles D. McPhail.
                   8.8     Continuing and Unconditional Guaranty Agreement, dated November 11, 1998, between
                           MegaWorld and Charles D. McPhail.
                   8.9     Indemnification Agreement, dated November 11, 1998, between Texas TBS and Charles D. McPhail.
                   8.10    Assumption Agreement, dated November 11, 1998, between Old TBS and Texas TBS.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            MEGAWORLD, INC.



Date:    March 3, 2000                      By: /s/ CHARLES D. MCPHAIL
         --------------------                  ---------------------------------
                                               Charles D. McPhail
                                               President